Exhibit 99.c

BUDGET STATEMENT AND SUMMARY

From the Budget Bill for 2009

PUTTING SWEDEN TO WORK
SAFEGUARDING WELFARE

2009

REGERINGSKANSLIET

Government Offices
of Sweden

Budget Statement

Economic and Budget Policy Guidelines

1 Budget statement

Economic and budget policy guidelines

Economic policy direction in brief

Restoring the work-first principle and fighting labour market exclusion were the Alliance for Sweden’s most important promises to voters in the 2006 election. The Alliance won voter support for making it more worthwhile to work, making it easier and less expensive to employ people and making it possible for more enterprises to start up and to grow. With this basis, more people would be given the chance to get jobs and earn a wage and to create the conditions for improving welfare.

The dark clouds hanging over the world economy have thickened during the summer and autumn with the growing unrest in the international financial markets. The financial crisis that began in 2007 has proved to be deeper and more widespread than previously feared. Increased uncertainty in financial institutions has driven up interest rates while share and other asset prices have fallen markedly. This development has had a dampening effect on households and businesses and worsened the outlook for growth in Sweden and many other countries. At the same time increases in prices, particularly for food and energy, have led to rising global inflation. In late summer 2008, prices have fallen back somewhat but are still relatively high.

The weaker growth elsewhere in the world has affected Sweden, which is a small country dependent on trade. Export prospects are worsening and investment is declining. Higher food and mortgage costs have reduced the purchasing power of Swedish households. Consequently, the Government, like most other analysts, has had to adjust its growth forecast for Sweden downwards. The adjustment amounts to about half a percentage point both in 2008 and 2009. A recovery is expected in 2010, which will gradually lead to rising employment and lower unemployment.

The Alliance Government’s policy for sustainable high employment and reduced exclusion has, together with a strong economy, reduced sickness absence as well as unemployment and given more people jobs. The situation has been particularly good for young people. The labour market and employment have grown more strongly in Sweden than in most other OECD countries.

Exclusion has declined. Unemployment and sickness absence have also declined, while labour force participation has risen. The number of people (measured as full-year equivalents) receiving benefits has declined by about 125 000 since 2006. One important step forward is that the 35-year trend increase in the number of people receiving sickness and activity compensation was broken in 2007. The Government estimates that the number of people receiving compensation from all the social security systems will have declined by about 218 000 during its present term of office.

Figure 1.1 Number of people (measured as full-year equivalents) collecting benefits from specified benefit systems

Thousands

Note: Forecast 2008-2011

Source: Ministry of Finance.

Keeping public finances in good order is a cornerstone of the Government’s policy. Public finances continue to strengthen. This puts Sweden, unlike many comparable countries in the EU and OECD, in a strong position in its work to continue to strengthen the policy for full employment in the face of weaker economic development. The target of a 1 per cent surplus in public finances is expected to be surpassed in the next few years. Actual and structural net lending are expected to show an average surplus of 2.0 per cent of GDP and 2.4 per cent of GDP between 2008 and 2011 respectively.

Figure 1.2 General government net lending 2007 and 2008

Percentage of GDP

Source: Economic outlook OECD 2008.

Central government debt continues to decline and in 2011 is expected to be just over 19 per cent of GDP, which is the lowest level since 1971. Many EU and OECD countries continue to have budget deficits and the average debt position in both the Euro area and the OECD has exceeded 70 per cent of GDP in 2008. This has made it more difficult for these countries to cope with an economic slowdown.

Because of the high resource utilisation in the Swedish economy in recent years, fiscal policy has been cautious to avoid causing imbalances in the economy. However, the weaker economy now forecast means that production resources will be less strained and the risk of rapidly rising domestic inflation in the coming years has abated. This in turn means that there is less need for a restrictive economic policy and there is scope for a somewhat more expansive fiscal policy.

As a result of the economic slowdown, public sector net lending is expected to be somewhat weaker than the estimate in the 2008 Spring Fiscal Policy Bill. In spite of this, public finances continue to be strong. All general government sub-sectors, i.e., the central government, the old age pension system and local government, will be in surplus.

The Government’s overall assessment, based on the indicators used to determine the scope for new initiatives and ensure a prudently managed fiscal policy, is that there is now scope of about SEK 32 billion, or 1 per cent of GDP in 2009, for carrying out new initiatives. These initiatives/reforms will moderate the economic downturn and its impact on the labour market by, among other things, providing tax relief for households and companies, and increased resources for infrastructure, research and the local government sector. New initiatives that improve Sweden’s growth prospects also create favourable conditions to enable the economy to make a rapid recovery when the global economy picks up again towards the end of 2009.

Table 1.1 Key indicators

Percentage change unless otherwise stated

	2007	2008	2009	2010	2011
GDP	2.7	1.5	1.3	3.1	3.5
Unemployment, age 16-64(1)	6.2	6.0	6.4	6.6	6.0
Labour force, age 16-64(2)	1.4	1.0	0.4	0.0	0.3
Employed, age 16-64	2.4	1.2	0.0	-0.2	0.9
Employment rate, age 16-64	75.6	76.0	75.7	75.4	76.0
Regular employment rate, age 20-64(3)	79.4	80.2	80.0	79.5	80.1
CPI(4)	2.2	3.8	2.4	1.3	2.7
National debt(5)	36.3	31.1	27.5	23.7	19.2
General government net lending(6)	3.5	2.8	1.1	1.6	2.5

(1) As a percentage of the labour force. ILO definition.

(2) Includes full-time students looking for work.

(3) The number of people in regular employment for the specific age group, that is, excluding people employed in labour market policy programmes, as a percentage of the population in the age group.

(4) Annual average.

(5) Per cent of GDP.

(6) Per cent of GDP.

Sources: Statistics Sweden, Swedish Public Employment Service and Ministry of Finance.

There is, however, still uncertainty about future economic developments. With respect to the scope for new initiatives in the next few years, it is important to consider the risk picture. An assessment of the risks indicates that negative risks will predominate. Experience shows that general government saving tends to be overstated during an economic downturn and it is difficult to determine if the weakening is due to cyclical or structural factors. In a situation in which general government net lending would weaken significantly, the scope for new initiatives would be severely limited.

The Government’s proposals for more jobs and enterprises, improved welfare and initiatives for the future

The Government intends to take further steps to continue to reduce exclusion, which, in spite of the sharp reduction in recent years, is still too common. The Government will therefore continue to implement structural reforms that lead to sustainable higher employment, make the Swedish economy function better and thus lead to rising welfare.

In this Budget Bill, the Government presents initiatives in three main areas:

•                  a reform package for jobs and entrepreneurship,

•                  a reform package to equip Sweden for the future, and

•                  a reform package to strengthen welfare.

The reform packages will mitigate the economic downturn, make Sweden stronger as a nation of economic growth and strengthen welfare.

A reform package for jobs and entrepreneurship

To strengthen the work-first principle and increase the labour supply, the Government is proposing a third step in the in-work tax credit and a reduction in the central government income tax take. The proposals total SEK 15 billion. With the third step, about 97 per cent of all those working full-time have received tax reductions of over SEK 1 000 (see the discussion in the text box in section 1.6.1).

The Government is also presenting a business tax package that means tax reductions of almost SEK 16 billion in 2009. Its aim is to strengthen the incentives for investment and for taking on new employees. The corporate tax will be reduced from 28 to just over 26 per cent and social security contributions will be lowered by one percentage point. Furthermore a number of simplifications will reduce the administrative burden for businesses as part of the Government’s goal of a 25 per cent reduction by 2010.

To strengthen the work on competition, the Government proposes allocating funds for such measures as the improvement of public procurement and work on conflict resolution in situations in which public and private sales activities operate in the same market.

The Government also proposes a higher education programme in entrepreneurship.

Finally the Government intends to improve integration and give people with a foreign background a better chance to get a job. Among the Government’s proposals in this area is an allocation of about SEK 900 million to help new arrivals get established starting in 2010.

A reform package to prepare Sweden for the future

The Government proposes an extensive programme for improving standards in preschool education. Among the programme’s provisions is an expansion of universal preschool to include three-year-olds, a childcare voucher system, a clarification of the preschool curriculum and strengthened continued professional development for preschool teachers and childcare workers.

Other measures proposed include a special initiative for mathematics, natural sciences and technology, an expansion of the pilot project for apprenticeships, an extension of the professional development initiative for teachers and a strengthened initiative for vocational training.

Competitive research and innovations that can be put into production are important for growth. The research policy will consolidate and enhance Sweden’s status as a research nation. An important initiative is therefore proposed to improve the quality of Swedish research and boost the competitiveness of the Swedish business sector in order to contribute to economic growth. Extra resources will total close to SEK 15 billion over a four-year period. The focus will be on research in medicine, technology and the climate.

A well-functioning infrastructure is a prerequisite for maintaining and strengthening Sweden’s competitiveness. Thus the Government proposes an extensive short-term package that, together with the amortisation made in 2008, which meant that SEK 1.3 billion became available, corresponds to extra annual resources of more than SEK 5 billion a year in 2009 and 2010.

The Government also proposes increasing the green car rebate and allocating SEK 795 million for climate and energy measures in 2009. SEK 1 070 million and SEK 1 165 million will be allocated for this purpose in 2010 and 2011 respectively.

Finally, there are proposals to continue the work to improve the situation in the Baltic and the North Sea.

A reform package to strengthen welfare

Taxes for pensioners will be lowered. For pensioners with little or no income-related pension, there will be a reduction of SEK 2 300 to 3 500 in the annual tax. The total proposal amounts to approximately SEK 2 billion a year. More than 90 per cent of the country’s pensioners will be affected by the reform.

To support the municipalities and county councils in their work on developing well-functioning psychiatric care, the Government proposes an annual allocation of SEK 650 million for 2009 through 2011. Altogether SEK 900 million a year will be spent in this area during this period.

Starting in 2010, SEK 1 billion a year will be allocated to a performance-based healthcare guarantee aimed at creating clear incentives and acting as a further stimulus to county councils to offer patients easily accessible healthcare. An extension of the healthcare billion initiative, one of the aims of which is to give sick leave issues higher priority in health and medical care, is also proposed. Payments for services performed under the guarantee in 2009 will be made in 2010.

The Government is also proposing additional measures in elderly care and social services.

Finally, the Government will continue its efforts to reduce crime and make Sweden safer. Increased resources are proposed for the Swedish Prosecution Authority, the Swedish National Economic Crimes Bureau, the Swedish courts, the Prison and Probation Service, and others.

1.1          Political starting points

Society depends on everyone acting responsibly and wanting to work and invest in the future. By overcoming exclusion in the labour market and creating more jobs and more enterprises, welfare can be developed. The Government can never accept that people are excluded from society without the chance to participate and take responsibility for themselves. It is only when people feel they can do something for themselves and others that we have an inclusive society characterised by security, community, tolerance and openness. Exclusion in Sweden has been allowed to grow for far too long. People have been moved around between measures and benefit systems without support or incentives to get a job. This situation divided Sweden and undermined both people’s self-confidence and their belief in the future. The Government believes in people’s inner strength and desire to be responsible for themselves. Therefore everyone’s ability to look after themselves as far as possible and contribute to the common good will be made use of.

Half of the Government’s term of office has now elapsed and the Government is pleased to note that the trend has been reversed for many of the problems associated with the campaign against exclusion. The number of people who are unemployed, absent due to illness or in labour market policy measures has declined sharply. A record number of people have had a chance to get a job. The protracted increase in the number of people with sickness and activity compensation was stopped in 2007 for the first time in over three decades. A purposeful reform policy for jobs and welfare has had the intended effect. The direction that the Government’s policy will take in the second half of its term of office is clear. Keeping public finances in good order will remain a cornerstone of policy. The weaker economic trend will be countered by strengthening policies for jobs and growth. Exclusion will continue to decline. This will create the best conditions for rapidly mitigating the impact of the economic slowdown now underway and for being better prepared when the economy picks up. Making it more worthwhile to work, less expensive to take on employees and easier to start and run a business therefore continues to be an important area of reform for the Government.

Putting Sweden to work strengthens the public finances and so creates scope for welfare initiatives. Our goal is for the public welfare services – education, healthcare, social services and the judicial system – to be of the highest possible quality and benefit everyone. In this way, the Government will take further steps towards making Swedish society more equitable.

At the same time, with more people working, we will have a better chance to meet the long-term challenges resulting from an ageing population, climate change and continued globalisation.

1.2          High employment, more jobs and sound public finances safeguard welfare

The overall goal of economic policy is to help increase the welfare of all citizens. This is primarily achieved by high economic growth and a return to full employment. At the same time, economic policy must contribute to macroeconomic stability, long-term sustainable public finances and a fair distribution of income and show respect for environmental and health objectives.

A policy for increased employment and more jobs

The key task of the Government is to get more people into work and reduce exclusion. Sustainable high employment is a pre-condition for the long-term financing of a public welfare system that is fair and of high quality. Work must pay and it must be simpler and less costly to take on employees and more attractive to run a business. With this basis, more people will be given the chance to get jobs and earn a wage. At the same time, the conditions for improving welfare will be created. The public welfare services, such as education, health care, social services and the judicial system, must be of the highest possible quality and benefit everyone.

The Government has initiated a broad reform programme to increase employment. Reforms are directed both at employees and employers and at people who are in the process of starting or developing a business. The potential for prosperity creation must be exploited.

The Government has also begun work to monitor developments in the labour market, identify measures and measure the impact of the measures taken to increase employment and the labour supply.

The importance of sound public finances

Sound public finances are necessary for stable economic development. This is particularly true in times of an international economic downturn. Sweden is a small open economy that is quickly affected by what is happening in other countries’ economies because of its considerable dependence on exports and integrated financial markets.

Experience shows the importance of clear objectives and rules for both economic policy and budget policy. The disciplined budget process, the surplus target for general government net lending, the central government expenditure ceiling and the local government balanced budget requirement build confidence in Swedish economic policy. The expenditure ceiling introduced in 1997 covers all central government expenditures, including the old age pension system, except interest on the central government debt.

At the same time the institutional framework must constantly be followed up, evaluated and adjusted as necessary to the new challenges and limitations facing the policy. As part of a constant effort to make improvements, in the 2007 Spring Fiscal Policy Bill the Government declared that the expenditure ceiling is an essential part of the economic and budget policy guidelines and that the medium-term perspective should be maintained. The Government will therefore continue to report an estimate of the expenditure ceiling for the third year ahead in every Spring Fiscal Policy Bill and propose the level in the Budget Bills. In this Budget Bill the expenditure ceilings decided previously for 2009 and 2010 are reported together with a proposal for the expenditure ceiling for 2011.

Furthermore, a Fiscal Policy Council has been established with the task of evaluating budget policy objectives. In addition the Government has begun a review of the current fiscal policy framework that will be presented before the end of the Government’s term of office. The starting point for this review is that the framework will be consolidated and strengthened and that fiscal policy will continue to be safeguarded by clear objectives and rules.

Strong public finances together with a policy for attracting more people into the labour force and increasing entrepreneurship will make our country less exposed to the current economic slowdown and at the same time give us the strength to meet the challenges that lie ahead.

1.3          Challenges for Sweden

Sweden is facing a number of long-term challenges. To be able to meet these challenges, it must have a strong position created by more people finding work and by reducing exclusion. The most important challenges concern demographic developments, which will increase the burden on public finances, continued globalisation, which leads to more demands on our ability to adapt, and the climate threat, which requires us and everyone else to limit the emission of greenhouse gases into the atmosphere. More people in work and sound public finances will make us better equipped for the future than many other countries.

Fewer and fewer people will have to support more and more people.

Average life expectancy in Sweden is increasing and we are becoming increasingly older. This is a positive development. At the same time, it means that the population in Sweden will be composed of relatively fewer people of working age. There are currently 3.3 people of working age for every person over the age of 65. In the next thirty years, the number of people of working age will decline to 2.2 for every person over 65 (see figure 1.3). This may have serious consequences for the Swedish economy.

Figure 1.3 Number of people of working age (20-64 years) relative to the number of people over 65

Source: Statistics Sweden.

Firstly, the economy will not be able to grow as rapidly as it did previously. To a greater extent than before, the working age population will consist of groups that currently have a comparatively low employment rate. Consequently economic policy must continue to be directed at stimulating the labour supply and increasing employment among those who now have a weak foothold in the labour market.

Secondly, an ageing population means that pension, health care and elderly care expenditures will increase. The pension system is robust and will cope with the strains but in order for future pensioners to keep pace with wage growth, more must work and work to a later age. Preserving the quality and coverage of welfare services is an important challenge for economic policy.

Fiscal policy must be responsible and have a long-term focus. A surplus in the public finances in the years ahead is of key importance in meeting demographically related cost developments in the future.

The climate issue requires international cooperation

Economic growth must take place with as little negative impact on the environment as possible. With regard to greenhouse gas emissions, the impact on climate change is independent of where emissions occur. Likewise, the effects of emission-reduction measures are independent of where these measures are taken. Climate change is therefore global in character.

According to the UN’s scientific panel on climate change, the increasing concentration of greenhouse gases has resulted in an increase in the earth’s average temperature. There is broad agreement that the major part of this increase can be attributed to human impact. To break this trend and reduce the risk of grave consequences for the earth’s climate, it is essential to limit the emission of greenhouse gases into the environment.

North America and Europe have up to now caused approximately 70 per cent of all carbon dioxide emissions while the developing countries have been responsible for less than a quarter. In the future, the picture will be different. As a result of rapid growth and an increasing percentage of energy-intensive industries, the developing countries of today will be responsible for an ever greater percentage of emissions. Forecasts made by the International Energy Agency (IEA) and others indicate a growing demand for energy in developing countries and by far the greatest part of this increase will come from fossil fuels.

The great political challenge is therefore to reach broad international agreements limiting the emission of greenhouse gases while taking into consideration developing countries’ rightful need of economic development. This will also create the conditions for a cost-effective and responsible climate policy.

At the same time Sweden must take responsibility and also introduce measures here at home. The Government’s policy aims to reduce emissions at the lowest possible costs to the economy based on the polluter pays principle. Thus Sweden can lead the way in the global adjustment to a climate-efficient economy. This will create both environmental benefits and growth in Sweden.

Continuing globalisation requires adaptability

A further challenge facing economic policy is to create the conditions whereby Sweden will in future be able to continue to maintain a favourable position in a world of ongoing globalisation. Globalisation means great opportunities for Swedish companies to find new markets while Swedish consumers can benefit from the increased competition through reduced prices and a greater selection of goods and services. People can work in other countries to a greater extent.

In Sweden, exports of goods and services in 2007 are equivalent to over 50 per cent of GDP. In the last thirty years, world trade has grown approximately twice as rapidly as global GDP and companies’ direct investments have also increased sharply. Reduced barriers to trade, lower transport costs, greater use of IT and more financial integration have contributed to this. These developments will continue.

At the same time, globalisation makes demands on the economy’s capacity to change and adjust to new conditions. For a small economy exposed to competition, like Sweden’s, it is important to strive for a competitive and productive business sector and an efficient public sector. Sweden’s competitiveness is based on a business sector with high value added in which the potential for innovation is fully exploited. Sweden already has a flexible business sector and a good business climate, but the Government has high ambitions. The Government will therefore carry out concerted measures focused on further improving the conditions for high productivity.

Good macroeconomic conditions are a linchpin of competitiveness. Open and well-functioning markets, more incentives to invest and start new enterprises, and investment in research are all important factors. Sweden’s competitive advantage in the global economy will always be based on highly qualified people and its high human capital stock. A highly educated workforce is therefore essential and thus the focus should be on the quality of the education system and its throughput. Good competition is also a key factor in high productivity growth. Competition problems may arise, for example, when public actors run businesses in competitive markets. Regulations that are well designed and promote competition and productivity growth are therefore important.

Another aspect of globalisation is the increased mobility of various tax bases. To ensure that public commitments are also financed in a fair, sustainable manner in the future, the increasing mobility of tax bases must thus be taken into account. Good and competitive terms for work and entrepreneurship are therefore vital to our future welfare.

1.4          The Government’s policy for increased employment and more jobs

Having a job is important both for the individual and for the economy in general. A meaningful job strengthens an individual’s self-esteem, quality of life and participation in society. Being self-supporting creates greater opportunities for individuals and families to control their own lives. A job for everyone who is willing and able to work is a linchpin of justice and freedom.

A well-functioning labour market with high employment is thus perhaps the most important factor in the welfare of both the individual and of society as a whole. Making the best use of and stimulating people’s skills and willingness to work provides scope for improvements in other areas of society. When more people work, it also contributes to a more even income distribution as work is the most important source of income for most people.

For there to be just, generous and publicly financed welfare, a high percentage of the population need to be working. When more people work, tax revenue rises while expenditure falls. The Fiscal Policy Council’s estimates show that the net effect of moving from unemployment to work is considerable. If one unemployed person gets a job, public finances will improve by almost SEK 300 000 in one year.

The framework for employment policy

To conduct an effective policy for sustainable high employment, the Government has designed a framework for employment policy.(1)

The aim of the framework is to identify, govern measures for and follow up the most urgent problems in the labour market. Both clearly defined priorities and the best possible decision-making information are of considerable importance in this work. The in-depth discussion in the text box, and the applications of the framework that follow it, describe the conclusions that the Government has thus far drawn in its work on the framework. A more detailed description can be found in Appendix 1.

(1) See also the 2008 Budget Bill (the Budget Statement, section 1.13.2) and the 2008 Spring Fiscal Policy Bill (section 4.1.1).

The framework for the Government’s employment policy

The policy’s overall objective

In the 2008 Budget Bill, the Government stated that the most important task of employment policy is to increase the employment level that is consistent with stable inflation and sustainable economic development in all other respects. This objective means that it is the average level of employment over a business cycle that is to increase.(2)

During the Government’s term of office, this should primarily be accomplished by a reduction in exclusion. An increase in the number of hours worked by those who work is also important.

Explicit quantitative targets for employment policy?

In the Government’s opinion, the overall policy objective should not be supplemented by explicit quantitative targets for individual indicators, for example, for the employment rate or unemployment. One reason is that previous experience with quantitative targets in employment policy has shown that such targets can be problematic and often lead to policy mistakes (see also the account in the 2008 Spring Fiscal Policy Bill)(3)

The quantitative targets could be met without more people starting to work. The previous target for open unemployment could be met by moving people from open unemployment to labour market policy programmes or – worse – out of the labour market to sickness and activity compensation. The quantitative targets also did not make it clear that a sustainable increase in employment is a crucial determinant of a successful employment policy.

It is the Government’s view that labour market developments must instead be monitored by multiple indicators describing the labour market situation for the entire working age population. This involves indicators monitoring both unemployment and sickness absence and indicators describing the principal activities of people not participating in the labour force. A broad description of the labour market situation has much greater potential to contribute to a sustainable increase in employment than an explicit quantitative target for any individual indicator. For example, a policy that results in reduced unemployment by transferring unemployed people from the labour force to sickness and activity compensation would then not appear successful, since such a move would be captured by the indicators.

The information base for decision-making must be improved

The purpose of the framework is to improve the Government’s information base for decision-making in order to achieve sustainable increases in employment. There are three questions in particular that need to be answered. The Government needs to know what the major problems in the labour market holding down sustainable employment are. It is also important to know what measures can be assumed to best solve the problem. Moreover, information is needed on whether the measures carried out have been successful or whether it is necessary to strengthen or change policy direction.

It may seem obvious that the employment policy’s priorities have to be based on a thorough analysis of these issues. However, this has not always been done and moreover up to now it has not been completely possible as the knowledge pertinent to these issues has been incomplete. One of the framework’s main tasks is therefore to provide structured answers to these questions. This work is described in more detail in the text that follows.

Identifying problems in the labour market

Unlike the target for open unemployment, the concept of exclusion aims to show that many more people have labour market related problems in addition to those counted as unemployed in the statistics. Furthermore the labour market related problems facing people outside the labour force may be more serious than those of the unemployed. For example, older people who become unemployed tend to leave the labour force under a supplementary pension scheme. In the 2008 Spring Fiscal Policy Bill, the Government described the need to create a follow-up scheme for the labour market situation for the entire working age population aimed at identifying essential problems in the

(2) It is also important to recall that price stability presupposes that the Riksbank sets interest rates so that demand is consistent with the long-term employment potential.

(3) The previous government’s employment objective means that 80 per cent of the population aged 20-64 would be regularly employed. The unemployment objective means that open unemployment (full-time students looking for work were not counted as unemployed) would be halved to 4 per cent between 1994 and 2000.

labour market. The first task of the framework is thus to design indicators that will identify labour market problems early.

One of the most important statistical sources for monitoring the labour market is Statistic Sweden’s Labour Force Surveys (LFS). One year ago the Government Offices and Statistics Sweden began cooperation to further develop the statistics and statistical reporting. Indicators based on LFS will provide information such as how many people work and describe what people who do not work do instead. The indicators will also provide information on how long people have been without work. They will also follow changes in the labour market situation by monitoring, for example, how people move from unemployment to a job (flows). Experience shows that some groups bear a larger part of the costs of exclusion than other groups. It is therefore particularly important to follow developments for groups with a relatively weak foothold in the labour market, such as people born abroad, young people, older workers and those working part-time. Starting this autumn, Statistics Sweden will regularly publish new and better indicators of the labour market situation based on LFS.

Identifying appropriate labour market measures

Knowledge overviews providing an understanding of how the labour market functions and what impact different measures will have are necessary to determine the best measures. However, knowledge of the effects of various possible measures is incomplete. In-depth studies and evaluations of the measures taken are therefore needed. It is also important to update and expand knowledge overviews in the employment policy area regularly. The second task of the framework is to improve the routines for knowledge acquisition.

Following up to see if measures have been successful

The aim of employment policy is to increase employment sustainably, primarily by reducing exclusion. A follow-up scheme with indicators of the labour market situation for the entire working age population is therefore a natural starting point for measuring how well the policy meets its targets. However, it is important to interpret the indicators in light of the cyclical and other factors that affect the labour market situation. An economic downturn most often brings a temporary decline in employment. There is then a risk that the policy will be incorrectly judged to be ineffective, or even wrong. Likewise it may be difficult in an economic boom to distinguish whether employment increases are the result of a successful policy or the favourable state of the economy.

As the follow-up scheme provides a complete picture of the labour market situation for everyone of working age, it is also possible to follow up if the policy has undesired effects. A policy that drives people farther away from the labour market (for example, from unemployment to early retirement pension) will be noticed with the help of the indicators. The third task of the framework is consequently to design indicators that follow up to see if the policy has had the intended effect.

An application of the framework

Problems in the labour market – exclusion

At the time the Government took office in 2006, exclusion had been growing since the 1970s. A great many factors – a labour market and social insurance systems that functioned less and less well, economic instability and diminishing vitality in the business sector – contributed to the steady increase in exclusion.

With the financial crisis in the early 1990s, many people were knocked out of the labour market. The crisis was due in part to a number of structural problems in the 1970s and 1980s. However, the problems in the labour market first had an impact when the crisis broke out and open unemployment quadrupled in only a couple of years. The combination of a financial crisis, a lack of industrial competitiveness and uncertainty about the sustainability of public finances also contributed to a sharp slackening in demand and consequently to rising unemployment.

At the time of the change in government in 2006, almost 15 years after the crisis, the labour market had not yet fully recovered. In 2006 more than 200 000 more people would have been in work if the same proportion of the population had been working then as twenty years earlier. Developments at the end of the 1990s meant that the amounts of sick leave taken increased to unprecedented levels while there was a steady increase in the number of people with sickness and activity compensation even though the general health of the population had improved. Moreover, sickness absence varied considerably between different parts of the country in a way that often coincided with labour market conditions.

There are at least three important explanations for the trend increase in exclusion and for the lingering effects of the crisis. First, the probability of a person finding a job declines as the duration of unemployment lengthens. This may be due to a decline over time in a person’s skills or motivation to find a job or to employers’ belief that the long-term unemployed are less competent than other jobseekers who in other respects have equivalent qualifications.

Second, the design of taxes and unemployment and sickness insurance is significant. The combination of high taxes and high benefit levels makes it less worthwhile to work.

Third, exclusion is connected with the wage structure and its flexibility. If the wage structure is rigid, wages will not adapt to new situations in the labour market, which in turn may result in higher unemployment and lower labour force participation. A too compressed wage structure also means that people with relatively low qualifications or people who have been without work for a long time have more difficulty finding work. On the other hand, a wage structure that is too flexible may result in some jobs paying wages that are unacceptable in terms of income distribution policy. As is the case with exclusion, wages that are too low may lead to economic and social problems for both the individual and society.

The major problem in the Swedish labour market has been that too few people have been working. A policy for sustainable higher employment thus requires a broad programme of measures that reduce both unemployment and sickness absence and increase labour force participation.

Exclusion in particular groups

For a long time, work opportunities have also been unevenly distributed between different groups. When the Government took office in 2006, groups with a relatively weak foothold in the labour market were young people, older workers, people born abroad, people with disabilities that result in a reduced capacity to work, and those working part-time. This is still the case.

Both young people and people born abroad have higher unemployment and lower labour force participation than other groups have. Among people born abroad, this is particularly true of people from countries outside Europe and for those who have been in Sweden a short time. One explanation for the problems experienced by both young people and people born abroad who have been in Sweden a short time is that they are at a phase in life when they are trying to become established in the labour market. During this phase, it may be difficult for employers to assess their skills since they have relatively little in the way of work experience and references from previous employers. These factors, combined with relatively high starting wages and thus high employment costs, make employers hesitate to employ these people. Another explanation is that ‘last in first out’ labour regulations redistribute unemployment between different groups, and that young people in particular, but also most likely people born abroad who have been in the country a short time, may be adversely affected by this redistribution.

There are several other explanations for these groups’ weak foothold in the labour market. For people born abroad, contributing factors include discrimination, inadequate language skills and less access to the informal networks through which many job vacancies are filled. A number of these problems also apply to groups of people with disabilities who are particularly detached from the labour market. Explanations for high youth unemployment include weaknesses in the education system that result in young people leaving upper secondary school without a school-leaving certificate. Their low labour force participation is primarily due to young people studying and staying a longer time in the education system. This may be of value if it leads to jobs, higher income and other advantages. However, most indications are that student throughput in the education system could increase.

Of particular concern is the growing proportion of young people who neither participate in the labour force nor study. Little is currently understood about the reasons for this development.

By international standards, older people in Sweden have a high employment rate, owing primarily to the relatively high employment rate among Swedish women. However, the employment rate falls with increasing age. The lower employment rate among the oldest (60-64 years) is mainly due to older workers’ tendency to leave the labour force with supplementary pension schemes or sickness and activity compensation. Unemployment is relatively low among older workers but those who are affected risk ending up in long-term unemployment. The reasons for older workers’ relatively weak position in the labour market include employers’ attitudes towards older workers, the cost of employing them, the design of supplementary pension schemes and retirement norms.

There are also significant differences in women’s and men’s labour market situation and one result is that the percentage of women working part-time is considerably higher. More women than men also report that they would like to increase the number of hours they work. One explanation is gender segregation in the labour market and women working in sectors in which part-time work is common, such as retail trade or the health care and social services sector.

The unequal conditions in the labour market thus require employment policy to include measures aimed at strengthening groups with a relatively weak foothold in the labour market.

Measures for increased employment

A rapid and sustainable increase in employment through reduced exclusion and increased employment for young people, older workers, people born abroad and the part-time unemployed requires a combination of measures that stimulate both supply and demand.

Measures to increase the labour supply have been an important focal point in the Government’s policy since experience shows that in the long term the labour supply is a key determinant of the level of employment. The most important measures taken by the Government to increase the labour supply are the in-work tax credit and the changes to the unemployment and sickness insurance systems.

In the short term, it is important to combine supply reforms with measures to stimulate demand. Some of the most important measures are new start jobs and well-again jobs.

The measures taken to strengthen groups with a relatively weak foothold in the labour market have largely dealt with increasing employers’ willingness to recruit from these groups. For young people and older workers, the most important measures are the reductions in employers’ social security contributions. For people born abroad there are step-in jobs. The Government has also carried out measures to promote the validation of foreign education or other vocational skills To reduce the incidence of women in particular getting stuck in protracted part-time unemployment, the right to unemployment benefits for part-time unemployment has been limited. In 2008 people who have been part-time unemployed for at least two years have an opportunity to obtain full-time employment in a special new start job for the part-time unemployed.

Measures that improve matching will also increase employment. The Swedish Public Employment Service has been given a clearer remit to help match jobseekers and jobs. There is now a clearer focus in labour market policy programmes on increasing job search activities.

Does the policy have the intended effect?(4)

The Government estimates that sustainable employment measured in number of persons, excluding the effects of the proposals presented in this bill, will increase by about 75 000 people, or by 1.8 per cent, through 2011. See figure 1.4. The total effects, including the effects of the proposals presented in this bill, are reported in section 1.7.

(4) Appendix 1 describes the follow-up scheme used to follow up the extent and structure of exclusion. Most of the indicators are not yet available, which means that not all parts of the follow-up scheme can be applied. The section below is a summary of the more detailed follow-up in the appendix.

Figure 1.4 Sustainable employment 16-64 year olds with and without reforms already implemented by the Government

Thousands

Source: Ministry of Finance.

Figure 1.4 shows the difference between how sustainable employment (i.e., after adjusting for cyclical effects) will develop with and without reforms already implemented by the Government. The Government’s estimates are based on existing research on the effects of various measures such as changes in taxes, social insurance systems or labour market policy. Since knowledge about the effects is far from complete, a measure of uncertainty is included in the estimate. This is especially true of the estimate of how quickly the policy yields results. However, figure 1.4 shows that large parts of the expected effects have not yet been realised.

Uncertainty about the order of magnitude of the effects of the policy make it important to use indicators of the labour market situation in order to follow up whether the policy is taking employment in the right direction or if there is cause to change or supplement the measures taken. Many factors affect the labour market situation. One such factor is the economic situation, which is important to take into account when conclusions about policy outcomes are to be drawn.

Employment and the number of people working have increased sharply since 2006. This improvement is due to the decline in unemployment and sickness absence and the increase in labour force participation. It is customary for labour force participation to increase when the demand for labour rises. One reason is that more people enter the labour market, as the probability of getting a job is higher. However, the relatively sharp increase in labour force participation in recent years can also be explained by demographic developments and the reforms that the Government has carried out to increase the labour supply. Studies by the Swedish Public Employment Service show that job search activities have increased substantially in recent years. This increase is most likely a result of the Government’s policy and the favourable economic situation.

The favourable developments in the labour market have been substantiated by statistics describing the number of people receiving compensation from various social security systems. The benefits referred to are unemployment benefits and benefits for participation in a labour market policy programme, as well as sickness and rehabilitation cash benefits including sick pay, and sickness and activity compensation.(5)

Figure 1.5 Number of people (measured as full-year equivalents) collecting benefits from specified benefit systems

Thousands

Note: Forecast 2008-2011

Source: Ministry of Finance.

The number of people measured as full-year equivalents(6) receiving benefits declined by 125 000 people from more than 1 084 000 people in 2006 to 959 000 people in 2007. This is by far the biggest drop in a single year for any year in the over 35 years for which statistics are available. The decline is true of all groups that receive benefits. The number of full-year equivalents receiving unemployment benefits or benefits for participation in a labour market policy programme declined by 97 000 people in all. Sick leave fell by 21 000 and sickness and

(5) It is important to note that groups with a weak foothold in the labour market, such as young people, are entitled to unemployment and sickness benefits to a lesser extent than others.

(6) Full-year equivalents refer to the number of people who could be supported for one full year with full benefits. For example, two people who have been on full-time sick leave for six months each, together constitute a full-year equivalent.

activity compensation by 4 000 full-year equivalents. Financial assistance fell by 3 000 full-year equivalents.

The reduction in the number of people receiving sickness benefits is due in part to fewer and fewer people starting sick leave and time on sick leave having shortened. During previous economic upturns, higher employment has been accompanied by more sickness absence. However in recent years employment has risen at the same time that sickness absence has fallen, an indication that sickness absence is now established at a lower level.

The reforms to sickness insurance have most likely contributed to this positive development, even though many of the reforms have only recently entered into force. The reason may be announcement effects, i.e., that people changed their behaviour as early as a year ago when the reforms were announced. Research indicates that announcement effects can be significant.

The policy’s impact on particular groups

Employment developments have been positive for both young people and people born abroad. This is due to both increased labour force participation and reduced unemployment.

Figure 1.6 Open unemployment relative to labour force size for young people 16-24 and people born outside Europe 16-64

Per cent

Note: Unemployment as previously defined. Full-time students looking for work are not counted as unemployed or in the labour force.

Source: Statistics Sweden.

Figure 1.6 shows the development of relative unemployment, i.e., the number of unemployed in relation to the labour force, for young people 16-24 years old and for people born outside Europe 16-64 years old. Unemployment (under the previous definition) has fallen for both groups. In 2007 unemployment came to 11.7 per cent among young people 16-24 years old and to 12.9 per cent for people born outside Europe. Unemployment for the population as a whole came to 4.6 per cent in the same year, under the earlier definition.

Figure 1.7 shows how older workers have fared. From 2005-2007 the employment rate for people 60-64 years old increased from 59.6 to 60.6 per cent. The increase in the employment rate for people 55-59 years old was only marginal.

Figure 1.7 Employment rate for older workers (55-64) and for people 55-59 and 60-64 from 2005

Per cent

Source: Statistics Sweden.

To ascertain if the positive developments in the labour market situation for young people, people born abroad and older workers are a result of the Government’s reforms or rather can be attributed to the economic situation, it is important to take into account that these groups’ labour market situation is more sensitive to cyclical fluctuations than the labour market situation of the population in general. It may therefore be informative to compare a group’s development in recent years with developments in the labour market situation for this group during an earlier boom in the economy between 1999 and 2001. If the group’s labour market situation has developed particularly favourably in relation to the population as a whole during this economic upturn compared with the previous one, it could indicate that the Government’s policy has had the intended effect. However, the result of such a comparison should be interpreted with caution. For example, a number of underlying factors not taken into account in the comparison have an impact on the groups’ labour market situation.

The Fiscal Policy Council has analysed whether the Government’s policy has thus helped improve the labour market situation for young people (16-24 years old), people born outside Europe and older workers (55-64 years old). It concludes that young people in particular have improved their (relative) labour market situation more in this economic upturn than in the previous one. This indicates that the Government’s policy has contributed to the positive developments for young people.

The labour force participation of people born outside Europe, the Fiscal Policy Council finds, has increased more than in the previous upturn. However, there has not been a corresponding increase in employment. One possible interpretation of the Fiscal Policy Council’s estimates is that the Government’s reforms on the supply side have had an impact but further measures may be needed to stimulate employers’ willingness to employ people in this group. Comparing groups between the two economic upturns can be difficult as the individuals’ length of stay in Sweden may differ.

The Fiscal Policy Council has found that the labour market situation for people in the 55-64 age group has not improved more in this upturn than it had in the previous one. The main reason is that their labour force participation has not increased to the same extent. One possible explanation may be that the sustained increase in labour force participation for the group 60-64 years old has now levelled out. This may have made it more difficult to distinguish the possible effects of the Government’s policy. The matter requires further analysis.

Figure 1.8 shows how part-time unemployment has developed in recent years. The figure refers to the number of people registered with the Swedish Public Employment Service as part-time employed or employed on an hourly basis at the end of each month. The number of people who are part-time employed or employed on an hourly basis has declined considerably since autumn 2006. The favourable economic situation and the growing number of full-time jobs have likely contributed to this development. However, when part-time employment is instead described by the number of people who state that they would like to work more than they do (the underemployed) in Statistics Sweden’s Labour Force Survey, there does not appear to be any drop in part-time employment. Therefore, no definite conclusions can at present be reached concerning this group.

The chances of collecting unemployment benefits for part-time work were changed as of 7 April 2008. The change means that the number of days eligible for compensation paid out for weeks in which people have also worked is limited to 75 days. Earlier, benefits could be paid for many years. Many people thus risked ending up in long-term part-time unemployment and studies showed that the rules led to some overuse.

Figure 1.8 Number of part-time unemployed and people employed on an hourly basis registered with the Swedish Public Employment Service. Job applicants still looking for work at month end.

Number of people

Source: Swedish Public Employment Service

Further work

A considerable part of the sharp improvement in the labour market between 2006 and 2007 is due to the good economic situation. But the strong growth in employment and labour force participation nevertheless has to be taken as an indication that the reforms made by the Government have contributed to the positive trend. Another indication is that the number of people receiving unemployment benefits and compensation for illness has declined more since 2006 than it had done for close to 35 years. Other indications of the policy’s effectiveness are the reduction in the number of people on sick leave and the considerable improvement in the labour market situation of young people. It is therefore the Government’s assessment that the reforms have contributed to increasing employment and the positive labour market developments in recent times are thus not solely due to favourable cyclical factors.

However, a further reduction in exclusion is essential. The preceding indicators show that between 2006 and 2007 there was a decline of 4 000 in the number of people, measured as full-year equivalents, with sickness and activity compensation. This is a positive development as this group previously had not decreased in 10 years and their numbers had tripled since 1970. The forecasts indicate that this group will decline from 470 000 to about 380 000 in 2011, partly as a result of the Government’s policies. The Government will monitor developments in the group, and if necessary, consider additional measures.

The indicators also point to the potential need for other or supplementary measures to strengthen the situation of people born abroad and older workers in particular. Developments in these groups will be carefully monitored.

In 2007 the favourable economic situation helped people with a relatively weak foothold in the labour market acquire work experience and thus move closer to a permanent job.

There are now several indicators that the labour market situation is worsening.(7) Experience shows that those most detached from the labour market are hardest hit in a downturn. To maintain a high labour supply in the long term, it is therefore important to fight to prevent people from being excluded from the labour market again. Consequently these developments must be carefully monitored and measures must be ready in the event that the demand for people most detached from the labour market needs further stimulus.

The Government estimates that the number of individuals on financial assistance will increase somewhat through 2011. The Government will monitor this development closely and consider measures for combating it.

The Government’s assessment is that stimulating the labour supply continues to be important, since experience shows that in the long-term employment is determined by the labour supply. When the labour supply increases, companies’ wage costs will be somewhat lower than they would otherwise have been, and this also keeps inflation and interest rates down. Lower wage costs and lower interest rates in the long term lead to the creation of more jobs since it is then more profitable to take on employees. When the labour supply increases, wage formation functions better and the result is sustainable lower unemployment.

An increase in the labour supply also reduces the risk of overheating and the inflationary bottleneck problems that occur when the demand for labour picks up. Consequently a larger labour supply means that Sweden will be able to take greater advantage of the next economic upturn.

1.5          The economic outlook and the scope for new reforms

Global economic growth has continued to slow. This contributes to lower growth and weaker employment in the Swedish economy as well. Nevertheless, public finances continue to be strong. These developments together result in a larger scope for new reforms than that expected in the 2008 Spring Fiscal Policy Bill.

1.5.1       Continued financial market turmoil and higher inflation will reduce global growth

The turmoil in the financial markets, which started more than a year ago, continues. The turmoil has led to tighter financial conditions that make borrowing both more difficult and more expensive for both businesses and households. In the Spring Fiscal Policy Bill, the turmoil was expected to recede towards the end of 2008. Since the financial market unrest became more pronounced again during the summer and autumn, it is now expected to continue well into 2009.

The high inflation in the world economy is to a large extent a result of high oil and food prices. The prices of oil and agricultural products are

(7) Towards the end of 2009 and 2010, the economic slowdown will mean that employment will decline and unemployment will increase. In spite of the slowdown, the Government expects that the total number of full-year equivalents collecting benefits from the benefits systems will decline through 2011 (see figure 1.5). This may appear contradictory, since more people will receive unemployment compensation when unemployment increases. It is also expected that the number of unemployed receiving benefits will increase in 2009 and 2010 by 27 000 full-year equivalents. The explanation for the continuing decline in the total number of full- year equivalents is that sickness absence and the number of people receiving activity and sickness compensation will keep falling. This is due in part to the Government’s reforms of sickness insurance. The decline in sickness absence will also result in stronger growth in the number of people working than in total employment since people on sickness absence from a position are counted as employed.

still high, but they fell somewhat during the summer.

The international business climate continues to weaken and households and businesses have less confidence in the future. In the United States, the housing market is still weak. This weakness is partly compensated for by strong exports, low interest rates and tax rebates, which all support economic growth. In the euro area, industry has grown more weakly than expected, owing to a strong exchange rate, relatively high interest rates and high inflation. Global economic growth is now expected to be lower than the forecast in the Spring Fiscal Policy Bill and the trough of the business cycle is expected to be reached only in early 2009.

1.5.2       A slowdown in Sweden’s economy

The Swedish economy will also grow more slowly than it has in the last couple of years. The international slowdown has made it more difficult for Swedish export companies. The financial market turmoil and weaker international demand are also resulting in weaker investments, which show a high degree of covariance with exports. At the same time, high inflation, high interest rates and weak stock markets are dampening household consumption. As a result of these developments, the outlook for the Swedish economy is worse than the forecast in the Spring Fiscal Policy Bill.

For a long time, the labour market has developed well. Since late 2007, however, both the number of employed and the number of people in the labour force have grown more and more slowly. In the next few years, this slowdown is expected to continue and employment to fall somewhat as a result of the weaker economic growth. Lower activity in the labour market and in the economy as a whole will make resource utilisation less strained going forward.

Inflation has risen more rapidly than expected. This rise is to a large extent due to food and energy prices, particularly the price of oil. The gradual acceleration of inflation in Sweden is also partly due to an increase in domestic cost pressures. One explanation is the weak productivity growth in 2007 and 2008. However, productivity is expected to recover when the economy picks up pace. The future scenario is that lower oil prices and weaker demand in the economy will reduce inflation. Weaker demand will also dampen wage increases.

The Riksdag has given the Riksbank an independent mandate to maintain price stability. The Riksbank has defined price stability as a target of keeping inflation, measured by the Consumer Price Index (CPI), at an annual rate of about 2 per cent. The Government endorses the inflation target. The lower inflation expected in the next couple of years is likely to induce the Riksbank to reduce its key interest rate gradually in order to keep inflation close to the target of 2 per cent.

Economic prospects are difficult to judge at present. On balance, the risks are deemed to be predominantly on the downside. There is a considerable risk that the problems in the international financial markets will be more drawn out. Furthermore, Sweden is subject to a special risk related to developments in the Baltic economies. There are also risks emanating from the subdued confidence of Swedish households and the weak productivity growth.

1.5.3       Sound public finances provide scope for reforms

The reform packages announced by the Government, and the scope for new reforms they use, are consistent with the fiscal policy framework. The ultimate aim of the reforms is to increase welfare. A prudent fiscal policy requires that the budget policy objectives and restrictions are respected, that fiscal policy does not exacerbate cyclical fluctuations and that the uncertainty of short- and long-term economic prospects is taken into account (see further section 4.2). If these requirements are not respected, there is a risk of undermining welfare in the long run.

Owing to the economic slowdown, general government net lending is expected to be lower than forecast in the 2008 Spring Fiscal Policy Bill. Nevertheless, public finances will stay strong (see also chapter 8). All general government sub-sectors, i.e., the central government, the old age pension system and the local government sector, are in surplus.

The weaker economic outlook suggests that the scope for new reforms, based on the economic situation, is larger than stated in the Spring Fiscal Policy Bill. The reform measures in this Budget Bill amount to SEK 32 billion in 2009 or about one per cent of GDP. The impact of these measures on central government net lending will increase by some SEK 4 billion up to and including 2011. Since capacity utilisation is expected to be low, particularly in 2009 and 2010, these measures will support demand in these years.

On the one hand, the indicators used to evaluate the surplus target (see section 4.3) show that there is also some scope for new reforms in the next few years. On the other hand, there are several reasons at present for being careful not to commit this possible scope in advance, over and above the forceful measures proposed by the Government in this Budget Bill.

Experience shows that there is a tendency to overestimate general government net lending when the economy is weakening. Between the years 2000 and 2002, net lending decreased from 3.7 to -1.4 per cent of GDP, a fall of some SEK 120 billion in just two years. The National Financial Management Authority has estimated that the central government budget balance could deteriorate by SEK 85 billion in the event of weakening macroeconomic growth such as occurred in the latest downturn of 2000-2003. Furthermore, the uncertainty about economic developments is currently deemed to be larger than normal due to the global financial market turmoil.

It is also difficult to differentiate between temporary and permanent changes in general government net lending. A temporary increase in general government net lending cannot be used for financing permanent tax reductions or expenditure increases. The Government has implemented a number of reforms that are deemed to have contributed to permanent reductions in certain expenditure, in particular in the areas of ill health and the labour market. These estimates are also uncertain, which emphasises even more the need for caution with respect to using the future scope for reform.

Furthermore, the estimates of the sustainability of public finances are subject to considerable uncertainty. Changes in the demographic forecast or in the estimated long-term growth in the number of hours worked may make the view of the long-term sustainability of public finances differ substantially between two forecasts made at different times. Moreover, it is very difficult to estimate what cost increases the demographic developments will impose on the public sector. This has been emphasised both by the International Monetary Fund and Swedish commentators (see also section 8.4).

Against this background, the Government estimates that a scope for new reforms of about SEK 32 billion for 2009 and a further SEK 4 billion for 2010 would be well-balanced and responsible.

Fiscal policy, as long as necessary, will aim to maintain general government net lending equivalent to an average of 1 per cent of GDP over a business cycle. When the business cycle is weakening in a situation where general government net lending is estimated to sustainably exceed the surplus target, it is natural to conduct a more expansionary fiscal policy that makes net lending approach the target. Thus, the proposed new initiatives are consistent with a responsible fiscal policy.

A further fall in demand in the Swedish economy in the coming years would contribute, via the automatic stabilisers, to weaker income growth and a slight increase in expenditure compared with the current estimates. In this way, fiscal policy would automatically mitigate the economic downturn but also reduce net lending.

In assessing the scope for additional reforms in the coming years, it is important to take the risks into account. The current view is that the risks of a more negative economic development prevail. Experience shows that there is a tendency to overestimate general government net lending in economic downturns and that it is difficult to know whether a weakening is due to cyclical or structural factors. In case of a substantial fall in net lending, the scope for new reforms would be strictly limited. In the current situation, it is therefore important to ensure that there is a sufficient margin in public finances to allow the automatic stabilisers to work fully. This lends more emphasis to the importance of avoiding committing an uncertain future scope for reforms.

It cannot be excluded that net lending may temporarily become negative under special circumstances, but a responsible fiscal policy can minimise the risk the policy as such contributes to such an outcome. In the 2009 Spring Fiscal

Policy Bill, the Government will come back with a new estimate of the scope for reforms ahead of the Budget Bill for 2010.

1.6          The Government’s reform initiatives in this Budget Bill

The Government’s policy for full employment and a reduction in exclusion have improved the conditions for sustainable economic growth in the long term. The policy will continue to focus on making it more worthwhile to work, easier and less expensive to take on employees and more attractive to start and run a company. Long-term sustainable economic growth and sustainable high employment will also create good conditions for maintaining and developing the general welfare systems and better opportunities for individuals and families to control their own daily lives.

Keeping in mind the importance of maintaining strong public finances, the importance of high employment and the need to mitigate the economic downturn, the Government proposes three reform packages in this Budget Bill:

•        a reform package for jobs and enterprise,

•        a reform package to prepare Sweden for the future, and

•        a reform package for enhancing welfare.

1.6.1       A reform package for jobs and enterprise

To maintain and develop quality in welfare services given an ageing population, more people have to work more and to a later age. This is also crucial for safeguarding sustainable public finances in the long term. The Government’s policy for higher levels of employment has been effective, as has been evident from previous sections. Unemployment and sickness absence have fallen and the number of employed has risen. From the second quarter of 2006 to the second quarter of 2008, employment of people aged 15–74 who were employed increased by almost 200 000 people.

It still pays too little, however, for many people to work or to work more. Developments for young people have been relatively favourable, but it is urgent to continue improving their opportunities to enter the labour market. The situation of people born abroad is still worrisome. Recent indications of a worsening situation in the labour market warrant additional measures to increase the labour supply and improve the situation of people with a weak position in the labour market. Furthermore, there are too many obstacles and barriers to entrepreneurship.

Strengthening the work-first principle

Employment has increased in recent years but far too many people still remain outside the labour market. This is true of people born abroad, women, people with a disability that reduces their work capacity, young people and the elderly. To ensure the long-term financing of the welfare systems, the total number of hours worked in the economy must increase. Therefore, the Government is proposing additional measures to strengthen the work-first principle, increase the labour supply and make it less costly to hire.

Lower taxes on labour

The in-work tax credit introduced in 2007 is the most important measure in the Government’s policy to strengthen the work-first principle. In the first step, income tax was lowered by some SEK 40 billion. In the second step, which was taken in 2008, the tax was lowered by another SEK 10 billion. Both these steps were aimed not only at lowering the thresholds to the labour market to facilitate labour market entry for low and medium income earners, but also at reducing the marginal taxes for people who already have a job. The difference in economic outcome between working and not working, the threshold effect, is critically important if the incentives are to work.

To the same end, the Government now proposes the implementation of a third step in the in-work tax credit. The measure will be combined with a reduction in the state income tax take. These proposals, which amount to SEK 15 billion in total, mean that taxes for wage earners will be lowered further. The tax reduction is designed in a way that lowers the tax on wages relative to other income, which makes it more worthwhile to work.

Like earlier steps, the third step means that the marginal tax for low and medium wage earners is reduced, making it more worthwhile for those already working to work more, for example, by moving from part-time to full-time jobs.

The state income tax take will be reduced by raising the lower threshold in the state tax scale by more than the automatic upward adjustment caused by the link to consumer prices. As a result, the threshold for paying state income tax will be moved upwards by more than SEK 18 000 annually over and above the automatic adjustment. This measure will contribute to reducing the number of people paying state tax. It will thereby strengthen incentives for full-time workers to work more and increase their productivity. It will also be more worthwhile to invest in training.

The changes in state income tax will also improve tax conditions for entrepreneurs.

The Government also proposes simplifying the design of the in-work tax credit for those aged 65 and over by linking the tax reduction directly to earned income. With this measure, pensioners with relatively low incomes will also benefit from the in-work tax credit. This will strengthen the incentives for older employees to remain in working life.

The in-work tax credit increases employment

In order to get more people into jobs and reduce exclusion, the Government has implemented an in-work tax credit in two steps. The credit has reduced the tax on labour. A third step will enter into force on 1 January 2009. The three steps will then have lowered the tax on earned income by a total of about SEK 60 billion between 2006 and 2009.(8)

The in-work tax credit means that all wage earners keep a larger part of their income. The same applies to self-employed persons with low or normal income. The tax credit is designed in a way that gives low and medium income earners the largest tax reduction.

The Government estimates that the in-work tax credit will get almost 100 000 more people working in the long term. The in-work tax credit is the most important single measure in the Government’s endeavour to get more people working and reduce exclusion.

Taxes on low incomes have been high

Sweden has levied relatively high taxes on low incomes. The in-work tax credit has reduced the tax substantially for a nursing assistant, for example (see figure 1.9).

Figure 1.9 Marginal tax and average tax for a nursing assistant

Per cent

Source: Ministry of Finance.

Typical wage earners will have over one thousand kronor more in their wallet every month

After the implementation of the three steps in the in-work tax credit, 97 per cent of all wage earners working full time will have had their tax lowered by more than SEK 1000 every month. When individuals and families have more money in their wallets after tax, their independence and their ability to control their own lives increase.

Lower tax on work makes it more attractive to work

When it is more worthwhile to work, more people will be working and fewer will be outside the labour market. Income dispersion and social disparities will then be reduced. The in-work tax credit is designed to give proportionally most to those with the lowest income (see table 1.2).

Table 1.2 In-work tax credits for different monthly wages

Profession	Monthly pay	In-work tax credit	Reduced tax as per cent of pay
Nursing assistant	SEK 19 000	SEK 1 102 per month	5.8%
Metal worker	SEK 24 000	SEK 1 362 per month	5.7%
Nurse	SEK 27 000	SEK 1 477 per month	5.5%
Upper secondary school teacher	SEK 29 000	SEK 1 511 per month	5.2%
Doctor	SEK 50 000	SEK 1 511 per month	3.0%

Note: The proposed upward adjustment in the lower state income tax threshold will give the doctor an additional monthly tax reduction of SEK 302. As a percentage of salary, the doctor’s tax reduction will come to 3.6 per cent. Source: Ministry of Finance.

A blue-collar household will keep more than SEK 1 600 every month

Table 1.3 shows the impact of the Government’s policy on the finances of a household with two wage earners with normal incomes. There are some measures that will have a negative impact on household finances, such as higher unemployment insurance contributions and higher taxes on snuff and tobacco. Nevertheless, the in-work tax credit strengthens households’ purchasing power substantially. All in all, households’ purchasing power has increased by more than SEK 1 600 every month.

(8)The effects of the proposed upward adjustment in the lower state income tax threshold have thus not been included here.

Table 1.3 Households with two full-time wage earners. Typical case

SEK/month

	Nursing assistant	Metal worker	Household
Income	19 000	24 000	43 000
Changed income
Reduced tax, in-work tax credit 1-3	1 102	1 362	2 464
Changed expenditure
Higher unemployment insurance fund contributions	-130	-140	-270
Tax reduction eliminated for unemployment insurance fund and trade union membership	-100	-100	-200
Lower unemployment insurance fund contributions as of 1 July 2009	50	50	100
Job related income and expenditure changes	922	1 172	2 094
Higher taxes and contributions			-415
of which
Traffic insurance			-60
Home computer fee			-120
Fuel			-30
Beer/wine			-20
Tobacco/snuff			-155
Higher threshold for travel deduction			-30
Net			1 679

Source: Ministry of Finance.

The in-work tax credit improves fairness

The in-work tax credit lowers the labour market thresholds and favours low and middle income earners most. It will increase employment and in the long term, it will entail a clear levelling effect on income distribution (see figure 1.10).

Figure 1.10 Impact of the in-work tax credit on financial standard of the entire population in different income groups

Source: Ministry of Finance.

More security in the event of unemployment

Unemployment insurance is a readjustment insurance that, properly designed, increases labour market flexibility by giving more people the courage to try out new jobs. It is important that people who work have income-related protection in case of unemployment. This is the reason for the Government’s appointment in 2007 of an inquiry with a remit to propose a design for compulsory unemployment insurance. The inquiry submitted its interim report, Compulsory unemployment insurance (Obligatorisk arbetslöshetsförsäkring, SOU 2008:54) in May 2008. The report has been circulated for comment and some 40 bodies have responded. The inquiry has not yet submitted its final report, but the Government would like to state now that it does not intend to move ahead with the inquiry’s proposal in its interim report since the proposed solution would involve a system that is too technically complicated. It is still the Government’s view, however, that there are reasons to try to see that all people who work and fulfil the conditions for insurance should be covered by compulsory unemployment insurance with the right to an income-related benefit in the event of unemployment. How this could be achieved in the future will be considered further by the cross-party inquiry into reforming social insurance that has been announced by the Government.

The Government is now proposing measures to facilitate new entry and re-entry into the unemployment insurance funds. The Government intends to lower membership contributions to unemployment insurance funds by about SEK 50 per month for most employed members, as from 1 July 2009. In order to strengthen the incentives for the social partners to be responsible in wage negotiations and for the unemployment insurance funds to increase their control over incorrect payments, contributions to the funds have been clearly linked to the funds’ costs for unemployment. On 1 July 2008, the current contribution to the unemployment insurance funds was implemented, which amounts to 33 per cent of the funds’ payments of income-related benefits,. Lowering this monthly contribution as from 1 July 2009 by SEK 50 per employed person per month will reduce the costs associated with moving from unemployment to employment. At the same time, the clear link between contributions and payments is maintained, as is the positive effect of the current self-financing on wage formation and control work. There is a ceiling on the unemployment contribution of SEK 300 per employed member. Those unemployment insurance funds that will have a contribution after the reduction corresponding to the ceiling will not be affected.

The Government intends to encourage joining the funds during a transitional period by allowing new members to qualify for income-related benefits more rapidly. To qualify for income-related benefits, twelve months’ membership is required. The Government intends to propose that membership requirements be amended temporarily in 2009. Members will be able to count one month extra for each month of membership in 2009. The proposal means that everyone who is a member of an unemployment insurance fund in 2009 will be able to qualify for income-related benefit for a period of six months, provided that the other conditions of the insurance scheme are met. The change in the rules should enter into force on 1 July 2009, but refer to membership from 1 January 2009.

In order to further facilitate joining an unemployment insurance fund, the Government also intends to simplify the admission requirements in line with the proposal made by the Inquiry on compulsory unemployment insurance (SOU 2008:54). The requirement of having worked a certain time in order to join a fund will be abolished as of 1 July 2009. The requirement to be covered by the fund’s sphere of activity however remains unchanged.

Also from 1 July 2009, the Government intends to change the conditions of unemployment insurance for those who have been temporarily or partly absent during a period of sickness benefit, rehabilitation benefit, parental benefit, pregnancy benefit, disease carrier allowance or compensation for leave to care for relatives. According to the current rules, a person who has been completely absent from work can receive a higher unemployment benefit than someone who has been temporarily or partly absent. The rules are being changed in order not to discriminate against people with a low level of absence. The change is also intended to improve the incentives to work.

Additional labour market policy initiatives

A number of initiatives aimed at strengthening the work-first principle and increasing the labour supply have already been implemented in labour market policy. Another step is now being taken by the introduction of the third phase of the job and development guarantee. This means that all participants who, after 450 day of eligibility for compensation under the guarantee, have been unable to find another alternative will be referred to a job which matches the labour they supply. Jobs will be created with providers who may be public or private employers, social enterprises or non-profit organisations. The participant will also get continued support from an employment officer, as the measures are to aim at moving to a job in the regular labour market.

In order to get more people with reduced work capacity owing to functional impairment working, the Government is increasing the resources available for wage subsidies and to Samhall AB substantially. The Government has previously allocated almost SEK 1 billion for this purpose.

The Government is also expanding support for vocational assistive devices and personal assistants.

Better conditions for entrepreneurship and competition

An innovative and dynamic business sector, with a good ability to adapt, is key to keeping Sweden competitive internationally. New companies put pressure on the existing ones, forcing them to innovate, increase their productivity and introduce more efficient production methods. Therefore, barriers to starting and developing businesses must be as low as possible. New and growing companies are also important for employment. More entrepreneurs must be willing to and venture to take on new employees.

Since it took office, the Government has implemented a number of measures aimed at improving the conditions for entrepreneurs in Sweden. A number of tax reductions have targeted businesses. Reduced social contributions for young and older workers, new start, well-again and step-in jobs, better matching, and a better wage formation have made it easier to recruit. The wealth tax has been abolished. Furthermore, the ‘3:12 rules’ have been changed and co-financing in case of long-term sick leave has been abolished. A tax credit for household services has been introduced. Measures have also been taken to support entrepreneurship among women and people with a foreign background.

The Government has also taken a number of measures to reduce tax complications.

It is important that self-employed entrepreneurs, by way of their contributions, contribute to the social insurance systems in a way that corresponds to the benefits. The Inquiry on Social Security Systems for Entrepreneurs (N2006:11) will submit its report later this autumn. Thereafter the Government intends to return with proposals.

The Government has made special efforts to encourage private enterprise and facilitate the establishment of new actors in health care services in order to increase competition and improve the freedom of choice in the public sector. Furthermore, the Government has announced a re-regulation of the pharmacy market aimed at abolishing the state monopoly and opening the market for competition. The aim is to achieve greater diversity, more efficient use of resources, lower prices for pharmaceutical products and improved access and service for the benefit of consumers and the public sector.

The business climate still has shortcomings. The Government is therefore presenting a jobs and business package in order to improve the conditions for employing workers and running a business, so as to make more people willing to start businesses and let them grow.

Lower taxes on enterprises

In this Budget Bill, the Government presents a large number of changes in business taxation. They are aimed at strengthening the incentives to invest and take on new employees. Future tax revenue will be ensured and entrepreneurship will be favoured.

•

The corporate tax rate will be lowered from 28 per cent to 26.3 per cent in order to strengthen economic growth, improve the conditions for investment and promote the reporting of taxable surpluses in Sweden.

•

The expansion fund tax for self-employed persons will be lowered from 28 per cent to 26.3 per cent. The reduction will be designed to apply to allocations already made, which provides a special one-off reinforcement in 2009.

•	Social contributions will be lowered by 1 percentage point. This will reduce pressure on costs, which will improve the conditions for new recruitment and employment.

•

The current reduction in the total levy of social security contributions and payroll taxes for young people aged 18–25 will be extended to cover everyone who is under the age of 26 at the beginning of the year. Furthermore, there will be an additional reduction in contributions.

The targeted reductions in social security contributions, including the extension for young people now announced, and the abolition of the special payroll tax on earned income which was initiated in 2007, have reduced employers’ labour costs for 2009 by SEK 17 billion compared to their 2006 cost. In addition, there is the general reduction in social security contributions by one percentage point, which is equivalent to another SEK 13 billion of which more than SEK 9 billion will go to the Swedish business sector in the form of lower wage costs. Labour costs in businesses will thus fall substantially.

•	The ‘3:12 rules’ will be reformed by additional tax relief in the form of a reduced maximum salary withdrawal requirement and a higher standard amount.

•	The rules for depreciation of equipment of relatively low value will be made more generous. Purchases of equipment for up to half a price base amount may be deducted immediately.

•

With respect to real estate, tax relief is provided within the framework of VAT. The upper salary limit, which determines when services are subject to withdrawal taxation, will be increased from SEK 150 000 to SEK 300 000.

•	Tax planning via partnerships through underpriced transfers and write-downs of shares of stocks will be stopped.

•	Tax planning through interest deductions in associated enterprises will be prevented without preventing or obstructing normal business activities.

Reduced administrative burden

It is the Governments’ objective that the administrative burden on businesses will decrease by 25 per cent by 2010. To achieve this goal, extensive work is underway. It includes both simplifications and development of working methods in order to contribute to a reduced burden in the long run. A regulatory council will be appointed in the autumn of 2008 in order to assist ministries and agencies in this work.

As part of this work, a number of tax measures are being announced to reduce the administrative burden on businesses. These are:

•	possibilities to give group contributions to new companies,

•	reduced reporting of information about tax allocation reserves,

•	abolished requirement of a bank guarantee when selling companies,

•	reduced information in income statements concerning payments from abroad,

•	changes in the Foreign Tax Credit Act that will ensure the right to credit foreign tax in certain cases and clarify the law, and

•	abolition of the requirement for regular technical control of cash registers.

Measures to promote increased competition

A substantial part of health care, social services and education is provided by the public sector but an increasing proportion is carried out by private, cooperative and non-profit actors on behalf of the public sector. More diversity makes it easier for users to find a service that suits their particular needs. Diversity and competition among actors also contribute to development and to the provision of better services.

The regulatory frameworks covering opportunities for users to have freedom of choice differ between various services. There has also been considerable uncertainty about the relation between freedom of choice systems and the Public Procurement Act. In order to clarify the regulatory frameworks and increase the freedom of choice in elderly care and health care services, the Government intends to propose that an act on free choice systems come into force in 2009.

Several studies indicate that current public procurement does not always function as well as it should. In order to promote better functioning public procurement, the Government proposes allocating funds to research on public procurement, procurement support, a stronger effort with respect to e-procurement and giving the Swedish Competition Authority standing to litigate in court cases concerning procurement.

The Government Offices are currently preparing a proposal for a conflict resolution mechanism in the Competition Act, aimed at handling conflicts that may arise in connection with public sector commercial activities in the market. The Government also proposes allocating funds to the Competition Authority to enable it to continue working actively on these issues.

It is also important to create the conditions for well-functioning competition in markets in which only private companies are active. The National Board of Trade will therefore be instructed to improve the information available to foreign service providers in order to strengthen competition in Sweden’s services market.

Furthermore, the Government intends to initiate work to create a broader programme for increased competition. As a first step in this work, the Competition Authority has been given an expanded remit to make a broad review of the competitive situation in Sweden, taking into account both existing and proposed measures to promote competition.

The Government proposes that a total of about SEK 60 billion be earmarked for the above purposes in 2009.

Other measures to improve the business climate

Studies show that attitudes towards entrepreneurship are of great importance to entrepreneurial activities in a country. The Government proposes investment in a higher education programme in entrepreneurship. One aim is to increase young people’s interest in and knowledge about entrepreneurial activities. The Government will provide SEK 50 million for this purpose for 2009-2011.

Corporate financing and risk capital are important to economic growth. There is currently a great variety of government financing schemes, and it may sometimes be difficult for companies and entrepreneurs to find the right one. Therefore, the Government has appointed an inquiry which is to take a comprehensive approach to government financing schemes for businesses (ToR 2007:169). The inquiry will submit its report in December 2008.

Competition is important to productivity and welfare

Well-functioning competition is important to consumers, businesses and society in general. Competition contributes to a more efficient allocation of the resources in the economy and thus to employment, productivity growth and economic growth. Good competition is also a basic precondition for companies to develop new products, new technologies and new methods of production.

Well-functioning competition is important to consumers as it contributes to lower prices, a broader supply of products and more freedom of choice.

Weak competition may in some cases result from the existence of natural monopolies or economies of scale in production, which may limit the number of companies in a market. Weak competition may also be a result of the buyer’s lack of information about alternatives, prices and quality. Well-informed consumers who are able to make active choices are crucial for a well-functioning market. Improving access to information may thus be important in some markets.

Competition problems may also occur if companies in a market collude and create cartels in order to divide the market among them or agree on prices. Well-designed competition legislation and well-functioning supervision are important instruments for preventing such collusion.

The public sector is an important part of the Swedish economy and also has an impact on the competition in many areas. Competition problems may emerge if public sector actors conduct extensive business activities in markets subject to competition or if the public sector procures goods and services for large sums of money. Well-designed rules and well-functioning supervision are also important here to limit competition problems.

In the first half of the 1990s, a number of reforms to increase competition were implemented. For instance, the markets for telecommunications and air transport were opened to competition. Evaluations by the OECD and others show that the reforms in the early 1990s contributed substantially to the rapid productivity growth of the late 1990s and early 2000s. However, the work on measures to promote more freedom of choice and lower prices is far from finished. Both the EU and the OECD have pointed out that opportunities for economic gains still exist if Sweden continues to implement reforms and deregulate in order to strengthen competition.

The Government intends to continue to implement reforms to promote competition and freedom of choice both in the large public sector and in the borderland between public and private activities.

Competition reforms in Sweden

Year	Reform

1980s –	Financial market liberalisation

1989	Free establishment in the taxi market Separation of the Swedish State Railways’and the Swedish National Rail Administration Foreign Exchange Act abolished

1992

Public Procurement Act increases requirements for procurement of public services
The free-school reform
Air transport opened to competition
Vattenfall corporatised and separated from the national grid
The Competition Authority was established

1993	New Competition Act Free establishment in the postal market New Telecommunications Act opened the way to competition in this area

1994	The EEA Agreement entered into force Vin & Sprit’s monopoly was abolished. Free establishment for family physicians (discontinued in 1996).

1995	Sweden joined the EU.

1996	Electricity market opened to competition Railway freight market opened to competition

1999	Free establishment for long-distance bus traffic

2001	Competition Authority begins implementing EU competition rules

2004	New Price Information Act

2008	New Competition Act

Better integration

Sweden must be an open society characterised by community, participation and diversity. Work, education and language skills are the most important routes to success in getting established in Sweden. A leading principle in integration policy is to open up opportunities and strengthen the individual’s power.

Those born abroad continue to have lower employment rates, higher unemployment and a higher percentage of people excluded from the labour market than people born in Sweden.

Integration policy refers to all the Government’s measures to promote integration, which are taken in many sectors and expenditure areas. The most important indicators of the effectiveness of these measures are if they rapidly lead to means of self support, jobs and language skills. The Government’s integration measures contribute to the overall objective of overcoming exclusion, but also to ensuring that the general targeting of exclusion contributes to better integration in Sweden. In connection with this Budget Bill, the Government is presenting a comprehensive integration strategy in the report “Empowerment against Exclusion– the Government’s Strategy for Better Integration”.

The Government proposes to allocate over SEK 900 million to the Bill on the establishment of newly arrived immigrants, which the Government intends to come back to the Riksdag with in spring 2009. The Bill will include proposals for governance, responsibilities, design and financing of the reception of refugees and for the future design of other measures to accelerate establishment in the labour market.

A new benefit system will be designed to strengthen the incentives for individuals and other actors concerned to work for a faster entry into the labour market for newly arrived immigrants. A starting point is that it should be worthwhile to move to areas with a good labour market or with good opportunities to provide other relevant information to accelerate entry into the labour market.

As a part of the integration strategy, the following measures for 2009 are proposed in this Bill.

•

The Public Employment Services will start a pilot project involving establishment consultations with newly arrived immigrants. The consultations will be conducted soon after a residence permit has been granted and include qualified advice and support for newly arrived immigrants. The consultations are to lead to an establishment plan for the individual’s entry into work, housing and participation in training or other measures aimed at supporting and speeding up the individual’s entry into the labour market. The purpose is to give the newly arrived immigrant better information about the labour market prior to a decision about where to live.

•

Efforts concerning validation of foreign professional skills will continue. The validation will clarify any possible need for supplementary skills and make it easier for employers to evaluate the work experience of newly arrived refugees. This will improve the individual’s prospects in the labour market.

•

The opportunities for people with foreign degrees to supplement their higher education will be improved. Relating foreign qualifications to Swedish requirements and conditions will improve the individual’s prospects in the labour market and make it easier for employers to evaluate the individual’s skills.

•	The allocation of funds for national coordination of the work of the county administrative boards on receiving refugees at regional level is being proposed.

•

In order to give people a better start in Sweden and to relieve municipalities with a large reception of refugees in relation to their population, voluntary onward moving of newly arrived immigrants in organised forms will be facilitated.

•	There will be permanent financing for activities to combat racism and the dialogue that has begun about our common basic values will continue.

The general measures taken by the Government in order to improve the functioning of the labour market, to improve the quality of the teaching of Swedish for immigrants (SFI) and to strengthen the anti-discrimination legislation are aimed at promoting a positive employment development. Entry into the labour market must proceed more rapidly, employment rates and opportunities to earn a living must increase, and there must be less discrimination. One component of the new and strengthened antidiscrimination legislation (Gov. Bill 2007/08:95, report 2007/08:AU7) is the introduction of discrimination compensation. The compensation is meant to serve both as compensation for the offence caused by the discrimination and as a deterrent to discrimination. The intention is to create a basis for forceful deterrent sanctions in the event of discrimination.

To take advantage of the potential and the drive that many people with a foreign background possess, entrepreneurship may also be a way out of exclusion. The Government has allocated SEK 30 million for preparation and implementation of trials with new start offices in order to offer individually adapted guidance and support to people who request it for starting and running businesses. The trial activity will be conducted in parts of the country where exclusion is particularly extensive. It will mean that different public actors will be gathered under the same roof in order to make it easier for the individual.

There is a great unused growth potential among enterprises led by people with a foreign background. Therefore, the Government has previously allocated SEK 20 million annually from 2008–2010 in order to strengthen entrepreneurship among people with a foreign background.

A summary of the reform package

To sum up, in addition to earlier reforms, the Government’s package for employment and enterprise includes the following measures:

Table 1.4 A reform package for jobs and enterprise

SEK million

	2009	2010	2011
Expenditure
Measures for increased competition, etc.	60	60	60
Higher education programme in entrepreneurship	10	22	18
Unemployment insurance, qualification and entry requirements	467	623	623
Unemployment insurance, absentees, temporary and part-time	72	216	283
Integration	78	1 001	993
Revenue
Third step, in-work tax credit, reduced state income tax	-15000	-15000	-15000
Reduced contributions, unemployment insurance fund	-1000	-2000	-2000
Lower business taxes	-3212	-2694	-2491
of which reduced social contributions	-8330	-8040	-7900
of which reduced corporate tax	-6810	-6810	-6810
Of which other’	-772	-544	-481
Funding	12700	12700	12700
Total	-19899	-21616	-21468
Indirect effects(2)	372	672	708
Change in net lending, public sector	-19527	-20944	-20760

(1) Includes reduced expansion fund tax, direct writing-off of equipment, and improved 3:12-rules.

(2) Refers to income effects as a result of expenditure reforms in unemployment insurance.

1.6.2       A reform package to prepare Sweden for the future

Through investment in education – preschool, school, higher education and vocational training, – Sweden will develop as a knowledge-based nation. A well-educated labour force with the ability to adapt and develop will make Sweden better prepared for the opportunities and challenges that globalisation brings. Investment in infrastructure will contribute to an expanded and flexible labour market and better conditions for households and companies. The need to adapt our economy so that there is less wasteful use of resources and lower greenhouse gas emissions, for example, requires additional efforts. This will prevent passing on environmental problems to future generations and enable us to safeguard the future of our children.

More knowledge in preschool and school

Basic education must provide everyone with the knowledge and the fundamental values needed to cope with adult life, participate in working life and take part in and contribute to the development of a living democracy. The main task of compulsory school is to convey knowledge. All pupils must be given the opportunity to meet the objectives in all subjects and acquire the necessary basis for upper secondary studies.

The Government has taken a number of new education initiatives: a reading-writing-arithmetic initiative, a skills enhancement initiative for teachers, a reintroduction of the programme for teachers of children with special needs, a targeted initiative for medical education, a pilot project with apprentices in upper secondary school and more resources for universities and colleges. In addition, reforms of teacher education, the Education Act and upper secondary school are underway.

The Government is now finalising the family policy reform, which was announced in the 2008 Budget Bill and was based on the fact that families differ and have different needs. The ultimate objective of the reform is to give all children a secure childhood. Proposals for a childcare voucher system and greater educational content in preschool will now be added to the proposals already implemented for a gender equality bonus and a municipal child-raising allowance.

A comprehensive effort to increase quality in preschool is proposed in this Budget Bill. The Government’s starting point will be to focus on children’s learning and development. The reforms will also stimulate diversity and increase parents’ freedom of choice and ability to look after their children’s needs. The Government’s initiative has several parts:

•	A broadening of universal preschool to include three-year-olds as of 1 July 2010 is proposed. This initiative means that more children will get better access to early educational stimulation.

•

The introduction of a childcare voucher system as of 1 July 2009 is proposed. This initiative for freedom of choice and diversity means that a benefit accompanies the child to any service chosen by the parents. This increases not only the parents’ freedom of choice, but also the scope for individual initiatives and private enterprise in the field of welfare.

•

A preschool skills enhancement initiative is proposed. Under the proposal, SEK 200 million will be allocated annually from 2009 to 2011 for further professional training of preschool teachers and childcare workers.

•	A clarification of the preschool curriculum, especially of its objectives, is proposed. The importance of playful learning, keeping pace with the child’s development, should be emphasised.

Furthermore, the Government proposes allocating SEK 525 million to mathematics, natural sciences and technology in 2009-2011. This initiative contains several proposals, such as an incentive grant that compulsory schools can apply for in order to enhance education in mathematics.

The pilot project for the upper secondary school apprenticeship programme is off to a good start. The objective of the upper secondary school apprenticeship programme is to strengthen links between education and working life. This programme has attracted considerable interest. The Government proposes to expand the programme to 5000 places in 2008/2009 with the aim of increasing it to 6000 places for beginners in the following academic year.

The Government announces that the initiative for further professional training of teachers, ‘A boost for teachers’, will be extended to 2011.

Finally, the Government proposes allocating SEK 60 million annually for the programme for teachers of children with special needs, which has been reintroduced by the Government.

More investment in vocational education and training

Vocational education and training has long been neglected. The Government therefore proposes investment in upper secondary vocational programmes within the framework of municipal adult education. The municipalities will be able to apply for government grants for programmes arranged in consultation with the local business community. For 2009, an allocation of SEK 200 million, including funding for study support, is proposed. SEK 400 million is allocated for 2010 and SEK 600 million for 2011.

Furthermore, the Government intends to propose the establishment of a vocational higher education institution in 2009. In this context, it is proposed that the number of places for post-upper secondary vocational education and training be increased and that the quality of the programmes be improved. The investment in more places and in higher quality amounts to SEK 50 million in 2009 and to SEK 100 million in the years beyond.

Enhanced initiatives for competitive research

Peoples’ drive to seek knowledge has led to many scientific advances. Investment in research contributes to building on the collective knowledge of earlier generations and to encouraging the contemporary pursuit of knowledge. Competitive research and innovations that can be implemented in production are also an investment in future welfare and an important precondition for economic growth. The critical factors here are the availability of highly specialised labour, effective research environments, well-functioning patent systems and strong incentives for entrepreneurship and the commercialisation of research results.

Sweden is one of the countries putting the most money into research and development, as a percentage of GDP, and Swedish research is world class in many fields. The central government investment in research is aimed at achieving a high internationally competitive knowledge level, which will in turn provide the conditions for high growth and increased welfare.

The research policy should maintain and enhance Sweden’s role as a leader in research by focusing government resources and developing a research profile. There needs to be a sharper focus on quality at all levels. To an increased extent, central government research funds will therefore be distributed on the basis of performance and scientific quality.

The Government is now making a rigorous effort to improve the conditions for research in Sweden and thereby provide the basis for a long-term policy for growth. A Research and Innovation Policy Bill will be submitted in autumn 2008. The Bill will state the direction of government research policy in 2009–2012 and include measures aimed at providing better conditions for Swedish research to achieve the highest international quality. The measures will also contribute to meeting important challenges in society and strengthening the competitiveness of Sweden’s business sector so as to contribute to economic growth. Innovation will be an important theme in the Bill.

The Government proposes a major effort to improve the quality of research. SEK 2.4 billion will be allocated in 2009, including the increase of SEK 0.4 billion announced earlier, and in 2012 the funds allocated will amount to SEK 5 billion, compared with the 2008 level. The abolition of the value added tax on higher education is included in these figures. The measures entail a sharp increase in the appropriations and will make a substantial contribution to enabling Sweden to continue to be one of the foremost research nations in the world. The Government estimates that with the additional resources, public sector research funding will be equivalent to one per cent of GDP.

The focus will be on strategic investments in medicine, technology and climate and on direct research appropriations to universities and colleges. Increases in appropriations to the state research councils and Vinnova are also proposed. The funding of universities and colleges is to be based on quality. This will create incentives for institutions of higher education conducting research to work even more actively to improve the quality of research and develop excellence.

Infrastructure improvements

Sweden is highly dependent on trade. It has a large foreign trade and a geographical position that makes transport and infrastructure both inside and outside Sweden very important. More people in work and business expansion put more pressure on the country’s infrastructure. A well-functioning infrastructure is a prerequisite for maintaining and strengthening Sweden’s competitiveness.

The existing transport system needs to be maintained and developed. There are marked deficiencies both in roads and railways and several important transport routes need capacity enhancement. The current plans decided by the previous government have obvious shortcomings that need to be rectified.

The Government will follow up last year’s infrastructure investment with immediate action and a new and expanded planning framework for infrastructure measures. The 2008 Budget Bill allocated SEK 10 billion as a one-off measure for the amortisation of existing loans pertaining to infrastructure. This meant that more than SEK 1.3 billion per year was made available for expanded programmes for operations and maintenance and new investment. The immediate action proposed in this Bill refers to 2009 and 2010 and comes to SEK 7.6 billion.

Additional resources of over SEK 5 billion annually, including the effect of last year’s amortisation and the immediate action, are proposed. The immediate action will make it possible to start urgent projects earlier or conduct their construction more rapidly.

In the supplementary budget, the Government proposes an allocation of SEK 25.3 billion for paying off the debts of the National Rail Administration and the Swedish Road Administration to the National Debt Office. The repayment will create more stable planning conditions and make it clear that government investment in infrastructure should, as a rule, be financed by appropriations. This will increase transparency in the central government budget and help the Riksdag get a holistic view of the expenditure area. The investments that the Riksdag had previously decided would be financed by loans will continue to be financed by loans to the extent decided. Loan financing will not be proposed for new projects unless the costs will be covered by user charges or the like. As a result, most of the loan financing will be gradually phased out as investment projects are completed. All other things being equal, the proposed repayment will reduce interest and amortisation expenditure in the coming years. The appropriations will be reduced correspondingly. Consequently, there will be no impact on the budget balance, net lending or the volume of activities.

The Government will submit an Infrastructure Bill shortly after it has submitted this Budget Bill to the Riksdag. The Bill will include new and expanded planning frameworks for 2010–2021. From 2011 the level of appropriations will be increased by SEK 3.85 billion. The next phase of planning will start as soon as the Riksdag has taken a decision based on the Infrastructure Bill. One starting point for the new round of planning is that cost-benefit analysis methods must play an important role when setting priorities for infrastructure investments It is the Government’s opinion, based on the background material submitted in the strategic planning preceding the work on the Infrastructure Bill, that a larger share of the framework than that in the plans decided by the previous government will be needed for urgent road investments. Another important starting point is an approach embracing all modes of transport and interaction among the different modes of transport to achieve an effective transport chain. At the same time, cofinancing by public and private actors is welcome.

A strong financial sector

A well-functioning financial sector provides other sectors with better conditions for development. The financial sector contributes to increased value added in other sectors and in the economy as a whole by efficiently allocating resources to the sectors with the best growth potential and thus the highest potential to contribute to the nation’s prosperity and welfare.

In a world characterised by increasing global capital flows, it is important for Sweden to have an attractive investment climate and a regulatory framework that ensures financial market stability. In order to create conditions for financial activities that are adapted to this development, the Government proposes the following measures:

•

A strengthening of the Financial Supervisory Authority. The Authority will receive a permanent increase in resources of over SEK 23 million. Additional increases will be considered, based on a future review.

•

Introduction of a special administration to manage banks in crisis. The Government intends to circulate a proposal for a special administration to manage banks in crisis for comment. In this conjunction, the deposit guarantee scheme will be reviewed in order to make the guarantee fees better reflect the risk associated with each individual financial institution.

•	A further development of the Financial Supervisory Authority’s programme to give consumers more information and better knowledge about financial services.

•	The establishment of a new coordinating body at the Authority with the task of coordinating measures to combat money laundering in order to reduce economic crime.

Stronger action on climate, energy and the environment

Climate change is one of the greatest challenges facing the world. The great challenge is to bring about broad international agreements that include not only the industrialised countries, but also the developing countries, while taking their rightful need for economic growth into account. Broad agreements create the conditions for a cost effective global climate policy.

The energy intensity trend in the Swedish economy is steadily falling. Total energy consumption fell in 2004–2006, but viewed over a longer period, it has continued to increase slightly. The increase, however, is substantially slower than GDP growth. The renewable element of the energy supply is steadily growing, contributing to falling carbon dioxide emissions relative to GDP. This transition is partly a result of the energy and climate policies, but high oil prices have further strengthened the incentives to use less fossil fuel in recent years. Emissions of greenhouse gases in Sweden decreased by some 9 per cent between 1990, (the reference year for the establishment of national commitments under the Kyoto Protocol) and 2006. The emissions in relation to GDP were roughly halved in the same period. Sweden is one of few countries that can report reduced climate-affecting emissions, even in absolute terms, while the economy is growing.

The Government has so far implemented a number of climate measures, such as a climate tax package and a climate billion containing measures in energy efficiency, climate research, networks for wind power production, sustainable harvesting of biomass, international climate investments, a programme for sustainable cities and societies and support for a second generation biofuel. A green car premium has also been introduced.

In view of the increased sales of green cars, the Government proposes that the funds for the green car premium be increased from SEK 100 million to SEK 425 million in 2009. This amount is expected to be sufficient to cover everyone buying a green car before 1 July 2009, when the green car premium will be terminated.

The Government intends to come back to the Riksdag with a climate and energy bill. The bill will be based on the Climate and Vulnerability Inquiry (SOU 2007:60), the all-party Climate Committee’s final report, Swedish Climate Policy, (SOU 2008:24) and the economic analysis of the Committee’s proposals made by the National Institute of Economic Research.

The Government proposes that another SEK 795 billion be allocated for climate and energy measures in 2009, SEK 1 070 million in 2010 and SEK 1 165 million in 2011. The focus will be on cost-effective measures to reduce greenhouse gas emissions in Sweden and developing countries. The funds will also be used to meet Sweden’s targets set out in the EU’s climate and energy package through programmes for energy efficiency and an increased percentage of renewable energy and measures to adapt Sweden to the effects of a climate change. The main priorities are increased international climate investments, the commercialisation and spread of new energy technology, more efficient energy use and faster planning processes for the production of renewable electricity.

The Government is seeking a broad parliamentary agreement on future energy policy and intends to invite the political parties in the Riksdag to discussions about a broad agreement for the long term.

Environmental taxes and other economic instruments play a key role in environmental and climate efforts. Work has been initiated in the Government Offices aimed at achieving better coordination between energy taxation and other economic instruments in environmental and energy policy. Particular focus will be put on the taxation of carbon dioxide. A fundamental principle in the work underway is that the polluter pays.

The Government has so far allocated SEK 500 million for the improvement of the environment in the Baltic Sea and the North Sea. In order to support the measures already taken, the

Government now proposes additional measures. These measures will total about SEK 1.1 billion for 2007–2011. The Government also intends to submit a marine policy bill which will include proposals for concrete measures to improve the marine environment.

The Swedish Environmental Objectives Council recently submitted an in-depth evaluation of Sweden’s environmental objectives. The Government has subsequently appointed a committee of inquiry with the task to review the environmental objectives system (ToR. 2008:95). Based on the more in-depth evaluation of the Committee on Environmental Objectives, the comments received in the consultation process and the inquiry mentioned above, the Government intends to come back to the Riksdag with an environmental objectives bill.

A summary of the reform package

In addition to previous measures, the Government’s package for preparing Sweden for the future includes the following reform initiatives:

Table 1.5 A reform package for preparing Sweden for the future

SEK million

	2009	2010	2011
Expenditure
More knowledge in preschools and schools	570	1 000	2 320
Better vocational training	250	500	700
Competitive research	1 700	2 700	3 200
Infrastructure: Immediate action and additional resources for the infrastructure framework	3 800	3 800	3 850
Strengthened financial sector	23	23	23
Climate, energy and environment	1 270	1 270	1 270
Revenue
Abolition of higher education VAT	-300	-300	-300
Change in net lending, public sector	-7 913	-9 593	-11 663

1.6.3       A reform package to strengthen welfare

The welfare systems provide a basis for security and they come to play a role in various phases of life, such as illness, parenthood and old age. The Government’s policy, which has contributed to favourable employment development and strong public finances, has now made possible important new initiatives to lower taxes for pensioners, strengthen psychiatric care, improve access to health and medical care, develop an effective judicial system and strengthen elderly care and social services.

Lower taxes for pensioners

A number of reforms to support elderly people have been implemented in recent years. Housing allowances have been raised and measures have been implemented to improve quality in elderly care and give more elderly people access to housing that is adjusted to their needs. A special programme for freedom of choice in the municipalities will increase the opportunities for elderly people to choose their care and social services. Furthermore, new initiatives have been taken to support older people who decide to continue working instead of retiring

Pensioners benefit from more people working, less exclusion and higher incomes, since the pensions in the national pension system are linked to changes in average income in society. Therefore, pensioners also benefit from the Government’s policy for higher employment.

The Government proposes lower taxes for pensioners. This measure means that taxes will be reduced for people who are aged 65 at the beginning of the tax year and whose income from work is less than SEK 363 000.

The tax relief is given through an upward adjustment of the basic income tax deduction. For people paying an average municipal tax, the higher basic income tax deduction provides a tax relief of about SEK 2 600 a year for a single pensioner who was born 1938 or later and is receiving full guarantee pension but no income-related pension. For incomes between about SEK 133 000 and SEK 337 000, the tax relief amounts to about SEK 800 annually for people paying an average municipal tax. The proposal concerns a little over 1.5 million people, which means that it covers most (over 90 per cent) of Sweden’s pensioners.

In order to improve living standards for as many pensioners as possible, the Government proposes two additions to the tax reduction proposal. First, the Government proposes an upward adjustment of the reasonable standard of living which is used in calculating maintenance support for elderly persons (ÄFS) and the special housing supplement for pensioners (SBTP).

Second, the Government proposes an increase in the exempt minimum income used to calculate fees under the Social Services Act. This proposal prevents increased net income from triggering a corresponding increase in social service fees. Raising the levels in these systems represents an improvement of about SEK 2 600 annually.

Strengthening psychiatric care

The goal of Swedish health care, and thus also of psychiatric care, is to offer people good quality care that is adapted to their needs, accessible and effective.

Today mental health is an increasingly important part of people’s experience of welfare and quality of life and the starting point for the improvement the Government is now proposing is combating and preventing mental illness at different stages in life. The ambition is for society to offer people with mental illness care that is easily and equally accessible. Furthermore, the Government thinks that the care should be based on patient need and build on existing evidence to a greater extent.

The Government has taken a number of measures to improve the quality of mental health care services. One measure undertaken is support for municipalities in the preparatory work prior to the entry into force of the Government’s proposal on a new form of care within compulsory mental care. In addition, a national development centre for earlier assistance for children and young people has been established and targeted aid to county councils aimed at improving the quality and availability of psychiatric care for children and young people has been introduced. Furthermore, the Government has given grants to some patients’ and relatives’ organisations, to support the development of a higher education programme for caregivers and allocated resources to specialist training for doctors. Support has also been provided to establish a number of new quality registers, enhanced supervision and increased access to evidence-based dialogue treatment.

Despite these initiatives, there are still deficiencies in Swedish psychiatric care. The care should, to a greater extent, be based on evidence. There are also inadequacies in rehabilitation and employment. Other neglected areas are education and training and first-line psychiatric care for children and young people.

With the aim of supporting the improvements taken in 2007 and 2008 and to support the municipalities and county councils in their work developing well-functioning psychiatric care, the Government proposes a further annual allocation of SEK 650 million for 2009 through 2011. Altogether SEK 900 million a year will be spent in this period.

The extra resources are intended to create meaningful employment for people with mental illness and people with disabilities, support service organisers in their work to improve psychiatric care for children and young people, strengthen the staff’s basic skills and improve access to evidence-based care. The Government also proposes increased support for methods development, follow-up and supervision.

Further priorities for sick leave

To encourage county councils to give sick leave issues higher priority in health and medical care and to improve the sick leave process, the central government introduced an economic incentive, the medical care billion for 2006–2008. The Government thinks that it is important to have economic incentives that stimulate health and medical care to contribute actively to the development of the sick leave process. Thus the Government will allocate SEK 1 billion annually beginning in 2010.

In the short term, the funding is intended to make an extension of the existing model possible. In the long term, the goal is to develop a long-term sustainable model in which health and medical care share the responsibility for the development of the costs of ill health. Payments for services performed in 2009 will be made in 2010.

Performance-based health care guarantee

In spite of major initiatives by both the Government and the county councils for many years, follow-up of the health care guarantee indicates that there are still large shortcomings in access to health and medical care and that waiting times vary considerably between different county councils.

The current model for accessibility initiatives has not had the intended effect. The Government therefore proposes to allocate SEK 1 billion a year beginning in 2010. The funding will be allocated using a new performance-based remuneration model. The intention is to use clear incentives to provide a further stimulus to county councils to offer patient care in accordance with the health care guarantee.

In autumn 2008, the Government intends to negotiate an agreement with the Swedish Association of Local Authorities and Regions that will regulate the criteria that county councils must meet for state remuneration to be paid out under the new system. The remuneration to the county council will be based on performance and conformity to the health care guarantee. Payments for services performed under the guarantee in 2009 will be made in 2010. The Government’s ambition with the new funding is to provide a stimulus for a long-term sustainable effort to improve effectiveness, efficiency and quality aimed at creating permanent improvements in accessibility. This initiative is part of the Government’s ongoing work to strengthen the patient’s position, bring about more freedom of choice and, using new technology, improve possibilities for measuring and openly comparing health care outcomes.

Better supervision and quality in social services

The Government’s policy focuses on improving quality and freedom of choice in the social services sector. The Government therefore proposes a special initiative for elderly care and social services totalling SEK 100 million in 2009. It will allocate SEK 150 million and SEK 130 million in 2010 and 2011 respectively.

Older people needing health care and social services are to be treated in a dignified manner. In elderly care, a set of basic national values and a dignity guarantee are to be introduced. Support for municipalities’ work developing permanent forms of support for relatives will be increased.

Supervision of social service initiatives is being strengthened and made more effective and efficient. Supervision of social services in health and medical care will be merged and coordinated in the National Board of Health and Welfare, the children’s perspective will be strengthened, supervision will be made more transparent and the level of ambition and effectiveness will be raised. Improving supervision of social service initiatives for children and young people will continue in 2009 and 2010.

The development of open comparisons in the social services will be speeded up. Finally, the grant for developing evidence-based practice in the social services will be increased.

Improved finances for municipalities and county councils

Local government sector finances have improved in recent years. From 2005-2007, municipalities and county councils have reported a combined surplus before extraordinary items of between SEK 13 billion and SEK 15 billion annually. In the same period, local government consumption expenditure has increased in real terms by about 1.5 per cent a year, which is more than what is estimated to be needed to meet the effects of demographic changes. It thus has been possible to raise the level of ambition in local government services.

One important explanation for this favourable situation is that more people have jobs. More hours worked in the business sector benefits municipalities and county councils as the tax base grows.

The Government’s work to reduce exclusion and increase entrepreneurial activities has contributed to higher tax revenue for local government. Now, when the tax base is expected to grow somewhat more slowly, a systematic commitment will be made to municipalities and county councils to secure the welfare systems. During 2009-2011, the necessary conditions will be created for improved local government economy. This scope will result from the

Government’s introduction of the municipal real estate charge, the one percentage point reduction in employers’ social security contributions and government grants to support key welfare services in municipalities and county councils. The effect of the municipal real estate charge on local government finances in 2009 is calculated to come to almost SEK 1.7 billion, to almost SEK 2.1 billion in 2010 and to almost SEK 2.3 billion in 2011.

Table 1.6 shows some initiatives in the local government sector. The lowering of employers’ social security contributions by one percentage point is equivalent to an annual cost reduction for the local government sector of close to SEK 3 billion. The reduction in employers’ social security contributions creates conditions for higher employment and thus improves local government finances.

Table 1.6 Some initiatives in the local government sector

SEK million

	2009	2010	2011
Reduced employers’ social security contributions	2900	3000	3100
Performance-based health care guarantee		1000	1000
Grants for work on sick leave in the health and medical care services		1000	1000
Psychiatry(1)	500	500	450
Vaccination reform	150	150	150
Elderly care and social services(2)	39	82	64
Childcare voucher system	135	220	220
Universal preschool for 3 year-olds		220	440
National tests	56	56	56
Initiatives in mathematics, natural sciences and technology(3)	85	160	160
In-service training for preschool staff	200	200	200
Vocational training for adults(4)	124	250	316
A boost for teachers	150	150	000
Other(5)	47	31	31
Total	4386	7019	8247

(1) The percentage of the initiative estimated to go to the local government sector. The total initiative amounts to SEK 650 million a year in 2009, 2010 and 2011.

(2) The percentage of the initiative estimated to go to the local government sector. The total initiative amounts to SEK 100 million, 150 million and 130 million in 2009, 2010 and 2011 respectively.

(3) Approximate amount

(4) The percentage of the initiative estimated to go to the local government sector. The total initiative amounts to SEK 200 million, 400 million and 600 million in 2009, 2010 and 2011 respectively.

(5) Includes reporting obligations for non-implemented decisions under the Act concerning Support and Service for Persons with Certain Functional Impairments and mother tongue instruction in Finnish and Yiddish.

Further initiatives for an effective judicial system

The Government will continue its efforts to reduce crime and make Sweden safer.

Crime causes human suffering and leads directly or indirectly to insecurity in society. Serious organised crime is a grave threat to our society. Increasingly, criminal gangs systematically threaten and harass witnesses or people working in the judicial system. They thus challenge the basis for our rule of law, something that can never be tolerated. To fight these individuals and gangs, the Government has taken the initiative for a cross-agency national mobilisation against serious organised crime. Furthermore, people are exposed in their daily lives to violent crime, burglary, vehicle-related crime, graffiti and other damages.

The fight against crime can not be seen as a responsibility only for judicial authorities. All actors in society who can influence the development of crime must be involved. In order for the measures that will be taken in the judicial system to be effective, there must be cooperation with actors outside the judicial system such as municipalities and county councils. The reverse also applies. Consequently, measures taken to reduce crime and increase security must have a broad perspective and involve all of society. This is particularly important in matters of serious organised crime and of young offenders and young victims of crime. School plays an important role in giving children and young people good basic values. Good cooperation between the family, school, police and other actors at the local level prevents crime.

An effective and well-functioning judicial system is a vital requirement in order for the actions society takes to fight crime to succeed. In recent years the Government has implemented major initiatives in the judicial system to combat crime and make society more secure. Thus far in the Government’s term of office, the judicial system has been allocated SEK 2 billion.

Protection for women and children who are abused by men will be further improved. The Government has drawn up an action plan for 2007-2010 with 56 concrete measures aimed at increasing police and prosecutors’ effectiveness by preventing and fighting men’s violence against women, increasing knowledge about this crime and improving cooperation among various responsible parties.

The Government will continue its initiatives in the judicial system. In this Budget Bill the Government proposes additional funding totalling SEK 775 million in 2009 for the Swedish Security Service, the Swedish Prosecution Authority, the Swedish National Economic Crimes Bureau, the National Board of Forensic Medicine, the Swedish courts and the Swedish Prison and Probation Service.

At the same time, the Government will require more of the judicial authorities. This will include increasing the police presence, ensuring effective prosecutorial activities, safeguarding the quality of judicial work, developing the content of enforcement, creating more remand centres and institutional capacity and strengthening the victim’s perspective throughout the entire judicial chain.

Extensive work is underway to review effectiveness in all parts of the judicial system. The overall goal is to identify and propose measures to reduce the workload, increase efficiency, and improve the results of the judicial system as a whole. The work will be completed in 2009. The Government intends to return to the Riksdag with a report on any additional resources and measures that will be required so that society’s collective efforts to fight crime will be efficient and effective.

Summary of the reform package

To sum up, in addition to earlier reforms, the Government’s package for strengthening welfare includes the following measures:

Table 1.7 A reform package to strengthen welfare.

SEK million

	2009	2010	2011
Expenditure
Improved psychiatric care	650	650	650
Medical care billion(1)		1000	1000
Performance-based health care guarantee(2)		1000	1000
Social services and elderly care	100	150	130
Improved judicial system	775	475	475
Reduced tax for pensioners, higher norm for reasonable standard of living	130	130	130
Revenue
Lower taxes for pensioners	-1 920	-1 920	-1 920
Total	-3 575	-5 325	-5 305
Indirect effects	100	600	600
Change in net lending, public sector	-3 475	-4 725	-4 705

(1) The funding refers to an extension of an initiative already underway.

(2) The Government intends to enter into an agreement about a new performance-based remuneration model with the Swedish Association of Local Authorities and Regions in 2009 on the remuneration to be paid in 2010.

1.6.4       Economic stability for the armed forces

A well-functioning military defence is crucial to our ability to maintain, peace, freedom and security in our nation, contribute to stability and security in our vicinity and to defend international peace, security and human rights. The challenges and threats facing Sweden today are changeable, cross-border and complex in nature. To meet both sudden crises and threats and long-term changes that may have serious consequences for the security of our nation, Sweden must have a modern, flexible and effective operational defence. Sweden’s ability to participate in international actions must increase so that Swedish values and interests can also be defended beyond Sweden’s borders.

The events in Georgia late this summer emphasise the importance of continuing to modernise the defence and the importance of constantly monitoring external developments.

The Government has implemented a number of measures in order to bring about a better balance between activities and finances in the Armed Forces. The allocation for unit activities is proposed to increase in the coming years. Permanent increases are an expression of the Government’s ambition to strengthen the activities of the Armed Forces, thus increasing their ability to participate in international peacekeeping and security-building operations. The Government proposes that SEK 139 million be used to strengthen the military’s unit activities in 2009. In 2010 SEK 269 million and from 2011 SEK 811 million will be allocated for this purpose. Together with the reinforcements announced previously, the defence resources for unit activities and international operations are estimated to increase gradually to a level in 2011 that is about SEK 2.2 billion higher than in 2006. In addition, temporary adjustments between the authority’s appropriations are proposed as one of several measures to bring about a better balance in the activities of the Armed Forces.

The financial problems in the armed forces, which have emerged rapidly in recent years, were a clear signal that management and control of defence activities needs to be improved. The Government has taken a number of steps. The internal management and control of the Armed Forces will be strengthened. At the Government’s request, the National Financial Management Authority has submitted proposals for improvements, which are now being implemented by the Armed Forces.

As a result, the conditions for the unit activities are now good and the financial imbalances reported earlier by the Armed Forces have been dealt with. It is thus the Government’s opinion that no changes in the unit organisation are needed.

In the 2008 Budget Bill, the Government described its ambition to adapt the provision of defence equipment to changed requirements. Freedom of action in equipment supply should be developed by tying up fewer economic resources in long-term orders. The share of direct procurement of defence equipment should increase at the expense of the share of internally developed equipment. In this way, equipment supply can be made more efficient and the equipment can be made available early. An initial review of certain equipment projects was reported in the 2008 Budget Bill. The Government then announced that a basis for the continued efforts to make the equipment supply more efficient would be produced by the Implementation Group. This has now been done.

In this Budget Bill, the Government describes how the work to streamline equipment supply will be taken forward. The Government proposes that the appropriations for equipment for the Armed Forces be reduced by SEK 659 million in 2009. In 2010, the appropriations will be reduced by SEK 789 and from 2011 by SEK 1 331 million.

The initial review of equipment projects described by the Government previously and the further streamlining now proposed will together have reduced the expenditure for defence equipment supply by SEK 2.3 billion by 2011. The financial impact of the decisions made will increase further in subsequent years. The Government estimates that with these measures, the expenditure cuts in defence equipment announced in last year’s Budget Bill have been implemented.

It is the Government’s view, however, that the development of the defence sector requires further streamlining of activities supporting both the unit activities and the equipment supply process. At the request of the Government, an inquiry chair will therefore propose how the support for the core activities of the Armed Forces could be organised most efficiently. It is important that funds that are freed from equipment supply and allocated to the unit activities are used in a way that supports the development of a modern operational defence. In its control of the authority, the Government will ensure, through special decisions and after more detailed review, that additions to the appropriation for unit activities will only be made to the extent necessary to develop the activities in a desirable way and at the specified level of ambition. As a starting point, this will involve decisions on expenditure limitations on the appropriations to the Armed Forces.

With the proposals made in this Bill, the unit activities will be strengthened, management and control will be developed and streamlining of equipment supply will have been largely completed. The future development of the defence sector can now be made on a sound basis and under stable financial conditions. The Government intends to come back to the Riksdag with a defence policy bill.

1.6.5       Sweden as an actor in a globalised world

Globalisation offers new opportunities to solve problems through trade, new technology and the preservation of universal values such as democracy and human rights. The world is undergoing extensive internationalisation with respect to the number of people covered by the changes and the pace at which they are occurring. At the same time, several billion people are not in a position to take full advantage of the opportunities globalisation creates.

Economic growth is absolutely crucial in fighting poverty. A fundamental and central aspect of poverty is a lack of resources. Greater resources are a product of economic growth. A modern policy for sustainable and equitable global development must therefore aim to contribute to economic growth.

Sweden has to pursue an active foreign policy and work actively for core values such as greater security, democracy, freedom, prosperity and sustainable development in all parts of the world. Development assistance is one of the most important instruments for fighting poverty and thus contributing to a more secure and more democratic world. For 2009 Swedish development assistance will continue at a level of 1 per cent of gross national income.

Sweden must be a strong advocate of human rights. The Government will increase its efforts in this area, and will act, both bilaterally through the EU and multilaterally, for the full implementation and observation of human rights in all countries. Sweden will oppose oppression and injustice, prevent discrimination and contribute to strengthening other countries’ capacity to respect human rights. The EU must also play a forceful and coordinated role on the international stage and live up to its global responsibility, not least in fighting poverty and environmental threats.

1.6.6       Other proposals

Efficient housing and rental markets

A policy for jobs and growth is dependent on efficient housing and rental markets. Making it easier for people to rent out a part or all of a residence improves the opportunities to make the most of the existing housing stock. There will be more housing vacancies created and both the housing market and the labour market will be more flexible. Many will be able to benefit from this – not least students. The Government therefore proposes that the standard deduction for renting out a private residence as of 1 January 2009 will be raised from SEK 4 000 to SEK 12 000 a year. As a result, tax revenue is expected to fall by SEK 170 million a year.

The Government also intends to present proposals in autumn 2008 that will make it possible to introduce a system of owner-occupied apartments in new production, which will create the conditions for further increases in the investment level in the housing sector.

Further measures to combat incorrect payments and fraud

Based on the principle of solidarity, the welfare systems are financed by tax revenues. For the systems’ legitimacy, it is important for them to be used properly and not abused. The occurrence of incorrect payments and benefit fraud as well as tax evasion and undeclared labour harms confidence in the welfare state.

With the support of the Commission against Benefit Fraud and Errors, the Government has worked hard to minimise incorrect payments from the social security systems. Likewise, the Government, with the support of the Swedish Tax Agency, has worked hard to stop leakage on the income side caused by undeclared labour and other forms of tax evasion.

The Commission against Benefit Fraud and Errors submitted its report, Right and Proper, Measures against incorrect payments from welfare systems (SOU 2008:74) to the Government in the summer of 2008. The report is now being circulated for consultation.

It is urgent to continue to combat undeclared labour and reduce incorrect payments from the welfare systems. The Government notes that the majority of the welfare systems depend on information about the applicant’s income. According to the Commission against Benefit Fraud and Errors, incorrect information about income, both unintentional and deliberate, is one of the most common reasons for incorrect payments from the welfare systems. The Government will therefore consider how to improve conditions for establishing correct information about an individual’s income. In this connection it is also important to take into account the impact on the employers’ data reporting burden.

The Government’s efforts to fight undeclared labour and tax evasion and to reduce incorrect payments from the welfare systems will continue. The Delegation’s proposals will be carefully considered in the Government Offices. Control of the government agencies concerned will be strengthened. This will be accomplished in part through a collaborative effort extending over several years by the Swedish Social Insurance Administration, the Public Employment Services, the National Board of Student Aid and the Swedish Tax Agency. Their cooperation will include coordinating government agencies’ ongoing efforts in the area and submitting proposals for cross-system changes in the regulations. Furthermore, supervision of the welfare systems will be strengthened and developed. The Government also intends to appoint a number of inquiries such as an inquiry on a joint payment validation control in addition to those underway on a benefits ban and a law requiring repayment of benefits obtained fraudulently.

Secure tax bases

It is important that the tax regulations for various forms of savings are designed to treat similar economic activities in a tax-neutral manner so as to prevent tax planning. A reform of the tax regulations must also take the ongoing integration of financial markets in Europe into consideration. The Government therefore intends to begin work on a review of taxes on savings including indirect ownership of shares through capital insurance with the aim of achieving simple, neutral and effective taxation. The threshold for the deduction of travel expenses to and from work will be raised from SEK 8 000 to SEK 9 000.

The Government’s policy unites Sweden

Sweden’s growth is the sum of the growth created in all areas of the country. The Government has implemented a number of measures to improve the opportunities for all parts of the country to exploit their potential for growth and development. The measures proposed by the Government in this Budget Bill further strengthen the capacity for development in all parts of Sweden. Reforms giving freedom of choice such as the childcare voucher system and freedom of choice in health care and care for the elderly and disabled combined with tax relief for household-related services mean new opportunities not only for rural areas but for the whole country.

In this Budget Bill, and the forthcoming infrastructure bill, more important measures are being announced to improve infrastructure. An increased policing presence in all parts of the country, programmes for commercial and public services and improved conditions for the green sector are more examples of measures now being implemented or planned by the Government.

The Government has begun broad and far-reaching work to take full advantage of the capacity and potential for growth throughout Sweden and intends to come back to the Riksdag later in 2008 with a strategy for strengthening rural development.

From 2007-2013, about SEK 35 billion in the Rural Development Programme will be allocated with the aim of strengthening sustainable economic, ecological and social development in rural areas. From 2007-2013, further funding of about SEK 50 billion will be distributed through Structural Fund programmes, which aim at directly and indirectly strengthening the business sector in all parts of Sweden.

Gender equality

The gender equality policy is based on the principle of the equal worth of all people. The aim of the policy is to combat and change systems that preserve the gender-based distribution of power and resources at a societal level and create the conditions for women and men to have equal power and opportunities to control their lives. Within the framework of a policy for full employment and less exclusion, conditions and opportunities in matters that concern jobs and entrepreneurial activities will be created for both women and men. All the Government’s policies take gender equality into consideration. Improvements in the conditions for gender equality can be made through initiatives in such areas as economic policy, labour market policy, industrial policy, family policy and education policy.

The Government has set aside a total of SEK 1.6 billion for the years 2007–2010 for special gender equality initiatives.

The action plan to combat men’s violence against women, the action plan to combat prostitution and trafficking in human beings, and a gender equality initiative in schools are examples of initiatives that have been taken. Work is underway in the Government Offices on a comprehensive strategy on gender equality in the labour market and the business sector.

Developments in the distribution of economic resources between women and men are reported in Appendix 5 to the proposed budget for the central government, the Budget Statement, etc. It is clear from this appendix that even though one can see tendencies towards gender equalisation, equalisation of economic resources is proceeding slowly.

1.7          The Government’s reforms will strengthen Sweden’s economy

The Government’s reforms will strengthen Sweden’s economy by increasing employment and economic growth. These reforms will benefit low-income earners the most. The policy is also estimated to be sustainable in the long term.

1.7.1       Sound public finances despite lower growth

There is still unrest in the financial markets. This unrest, together with an international economic slowdown, is affecting Sweden’s economy. Swedish GDP growth has slowed down and next year GDP is expected to grow weakly. The financial turmoil is expected to abate and the international economy will begin to recover towards the end of 2009. This will stimulate international demand and also domestic demand in Sweden.

The reforms that the Government is proposing in this Budget Bill will strengthen Sweden’s economy still more. As a result of the reforms, labour force participation is expected to increase. This creates opportunities for stronger economic growth without excessive strain on resource utilisation. The tax cuts benefiting households and companies and the other initiatives taken by the Government will help mitigate the economic slowdown.

Table 1.8 Key indicators

Percentage change unless otherwise stated

	2007	2008	2009	2010	2011
GDP	2.7	1.5	1.3	3.1	3.5
GDP,calendar adjusted	2.9	1.2	1.4	2.8	3.4
Productivity	-0.2	-0.7	2.1	2.7	2.3
Labour force, age 16–64 (1)	1.4	1.0	0.4	0.0	0.3
Employed, 16-64 years	2.4	1.2	0.0	-0.2	0.9
Employment rate, 16-64 years	75.6	76.0	75.7	75.4	76.0
Regular employment rate, 20-64 years fn	79.4	80.2	80.0	79.5	80.1
Unemployment, 16-64 years (3)	6.2	6.0	6.4	6.6	6.0
Hourly wages (4)	3.3	4.3	4.1	3.5	3.8
CPI	2.2	3.8	2.4	1.3	2.7

(1)	Includes full-time students looking for work.
(2)	The number of people in regular employment for the specific age group, that is, excluding people employed in labour market policy programmes, as a percentage of the population in the age group.
(3)	As a percentage of the labour force. ILO definition.
(4)	According to National Mediation Office Statistics on wages and salaries in the private and public sector.
(5)	Annual average.

Sources: Statistics Sweden, the Swedish Public Employment Service, National Mediation Office and Ministry of Finance.

Public finances will remain strong even after the implementation of the proposed reforms, which will reduce the surplus in net lending by about 1 per cent of GDP beginning in 2009. The surpluses help strengthen the financial position of the public sector. Furthermore, the central government debt and the consolidated gross debt will be reduced as a result of the central government’s sales of shares.

Table 1.9 General government finances

Percentage of GDP

	2007	2008	2009	2010	2011
Revenue	53.6	52.8	51.5	511	50.6
Expenditure	50.0	50.1	50.5	49.5	48.1
Net lending	3.5	2.8	1.1	1.6	2.5
Net debt	-20.9	-24.2	-24.4	-24.9	-26.2
Consolidated gross debt	40.6	35.5	32.2	28.3	23.8
Central government debt	36.3	31.1	27.5	23.7	19.2

Note: In the net debt, assets and liabilities are stated at market value. This means that changes in market value, which may be very large, will affect the net debt. The consolidated gross debt consists of, in addition to the central government debt, the local government sector’s debts in the capital market, less a deduction for the general government sector’s holdings of internal debts. The central government debt and the consolidated gross debt are stated in nominal values.

Sources: Statistics Sweden and Ministry of Finance.

The local government sector’s financial results have shown large surpluses over a number of years. This year a surplus well in line with the balanced budget requirement and good financial management is again expected. In 2009, the tax base will grow more weakly. Consequently, the result will decline, but it is expected to remain positive. In the long term, the Government’s policy for higher sustainable employment will lead to scope for better local government services in the future and/or lower local government taxes than would otherwise have been possible.

1.7.2       The Government’s reforms have most impact on low-income earners

The aim of the Government’s policy is to increase employment and reduce exclusion. Important reforms to improve the functioning of the labour market and the incentives to work have been taken in the tax system and the unemployment and sickness insurance systems.

Figure 1.11 Impact of the Government’s policy 2006-2009 on the financial standard of the entire population in different income groups

Per cent

Note: The long-term estimates are based only on the in-work tax credit and the increase in the central government income tax threshold.

Source: Statistics Sweden, Ministry of Finance calculations

In the long term, those with low incomes will benefit most. This is due to more joining the labour market and fewer being supported by allowances. One reason is that the productivity of those who begin to work will rise and thus their income opportunities will improve.

Figure 1.12 Impact of the Government’s policy 2006-2009 on individual disposable income for women and men

Per cent

Note: The long-term effect is based only on the in-work tax credit and the increase in the income tax threshold.

Source: Ministry of Finance calculations.

Income composition is different for women and men. Men on average have higher earned income than women and work full-time to a greater extent. Thus the direct effect of the Government’s policy will be somewhat higher for men than for women. See figure 1.12. However, these differences will level out with time as the Government’s policy can be expected to increase the financial standard for women more than for men.

1.7.3       The reforms will increase employment and raise economic growth

Difficult to estimate the reforms’ impact

The principal aim of most of the Government’s reforms is to increase sustainable employment. It is very difficult at this point in time to estimate what long-term effects the reforms will have. The Government’s estimates are based on empirical or theoretical research about reforms of a similar nature. The reforms carried out are then followed up using outturn data to see if the actual outcome agrees with the expected effect. If this does not appear to be the case, or if new research points to other results than those assumed thus far, the estimates will be reviewed.

Current estimate of the reforms’ impact

The overall assessment of the long-term impact of the measures taken by the Government thus far and the proposed initiatives in this Budget Bill are that employment will increase by 2.8 per cent, or 120 000 people, the number of hours worked by 4.4 per cent and GDP by 3.4 per cent. See table 1.10. In section 1.4, the results of measures previously decided during the Government’s term of office only are reported. With respect to the in-work tax credit, including the reduction of state tax and the changes in unemployment and sickness insurance, the estimates of the effects are likely to constitute a floor, meaning that the effects probably are larger.(9) These measures have effects which are additional to those described, which should be positive according to the current theories and empirical evidence. The uncertainty is too great, however, for the Government to be able to quantify these effects.(10)

Table 1.10 Long-term effects of the Government’s policy

Percentage change

	Employed (1)	Employment	Hours worked	GDP
In-work tax credit and raised lower threshold state tax	70 000	1.6	2.4	1.9
Unemployment insurance	10 000	0.3	0.4	0.2
Labour market policy	20 000	0.4	0.7	0.5
Sickness insurance	10 000	0.3	0.8	0.7
Other (2)	10 000	0.2	0.2	0.1
Total	120 000	2.8	4.4	3.4

(1) The number of people employed is calculated on the potential employment level for 2006, which is estimated at 4 364 000 people.

(2) Includes the effects of the child-raising allowance, the tax credit for household services, the reduction in employers’ social security contributions, the reduction in social security contributions for young people and a general reduction in social security contributions.

Source: Ministry of Finance calculations.

1.7.4       The Government’s policies are estimated to be sustainable in the long term

One of the challenges for economic policy is the future demographic development, with a larger share of elderly people and an increasing dependency burden borne by the economically active people. The Government’s strategy for meeting these challenges has two main components.

(9)	For a more detailed description of the estimates see appendix 2.
(10)	In the 2008 Spring Fiscal Policy Bill an alternative scenario was analysed in which the Government’s reforms have larger effects.

The first component is the surplus target for general government finances. Using the next few years, which are favourable from a demographic perspective, to build up buffers and reduce public debt, will facilitate the adjustment of the public finances necessitated by an ageing population.

The second component consists of further measures to increase the number of people in work and the number of hours worked. The scenarios for the development of public finances described in this Budget Bill (see chapter 8) demonstrate the significance of high employment for maintaining the current level of welfare services in the future.

The calculations also show that if the current surplus target is maintained through 2015, it will be possible to maintain the public commitment at the current level and at the same time keep public finances sustainable in the long term. The sustainability, however, is dependent on the assumptions made. For example, if public consumption is allowed to grow more rapidly than demographic developments warrant, sustainability will be jeopardised. This calls for caution. The scope for a permanent increase in expenditure or reduction in revenue shown by the EU Commission’s sustainability indicator can not automatically be regarded as a scope for new reforms. Small changes in the assumptions forming the basis for the estimates can rapidly erase the calculated scope. This could be caused by a revised demographic forecast, a somewhat faster increase in public consumption or a somewhat less favourable trend in employment.

When the present demographic situation with relatively large generations of working age changes and the number of elderly people increases markedly, adjusting the current target of a one per cent surplus over the business cycle may be warranted. At the same time, both Swedish and international experience shows that a fiscal policy regime without any rules and targets is not good and damages the economy. The Government would therefore like to stress that future fiscal policy will be continue to be guided by clear targets and rules. The Government intends to let fiscal policy be governed by a target for net lending also in the future.

The Government is currently conducting a review of the fiscal policy framework, including the basic design of the surplus target. The review  will be submitted before the end of the Government’s term of office.

By international comparison, Swedish public finances are strong now and in the long term. Table 1.11 shows the EU Commission’s sustainability indicator for a number of selected countries. Denmark, Sweden and Finland stand out by having values indicating that there is scope for saving less without jeopardising sustainability. In other countries, and in the EU as a whole, forceful measures will be required to ensure long-term sustainability. In Portugal, for example, measures resulting in a permanent improvement in net lending equivalent to 10.5 per cent of GDP will be required for the public finances to be considered sustainable in the long term.

Table 1.11 The EU Commission’s sustainability indicator S2

Percentage of GDP

Country	S2
Denmark	-2.2
Germany	4.4
France	4.0
Italy	3.1
Portugal	10.5
Finland	-0.9
Sweden	-1.1
EU25	3.4

Note: The indicator shows the permanent improvement required in a country’s net lending to make the public finances sustainable in the long term. A negative value indicates that public finances are sustainable and can tolerate a weakening. The purpose of the indicator is to make comparisons between countries possible.

Source: The EU Commission 2006.

Appendix 1

The employment policy framework

The most important task of employment policy is to increase the level of employment that is consistent with stable inflation and sustainable economic development in all other respects. This objective means that it is the average level of employment over a business cycle that is to increase.

During the Government’s term of office, this will primarily be accomplished by a reduction in exclusion. It is also important to increase the number of hours worked by those who currently work.

To be able to pursue an effective policy for sustainable higher employment levels, the Government has drawn up an employment policy framework. The discussion in the text box in section 1.4 explained how an important part of the framework process is to improve the data on which decisions are made for the Government’s priorities in the field of employment policy. This data must answer three questions:

1.                             What are the most important problems in the labour market that discourage employment?

2.                             What measures lead to sustainable higher employment rates?

3.                             Are the measures taken by the Government successful or does the policy need to be strengthened or revised?

To be able to answer these questions, it is important to be able to monitor the labour market systematically. The Government has therefore chosen to do this, on the one hand, by means of a follow-up scheme that describes the labour market situation for the entire working age population, and on the other, by a range of other indicators needed to follow up the development of the labour market and the effects of the policy (see a detailed account in the 2008 Spring Fiscal Policy Bill). Other indicators may, for example, be indicators monitoring how many people are receiving benefits from the unemployment and sickness social security systems or those monitoring the development of matching between job vacancies and job-seekers.

This appendix primarily describes the follow-up scheme and uses it to describe the current situation in the labour market. Other indicators will also be presented. The aim is partly to illustrate the overall problems identified by the Alliance when it took office (see Section 1.4), and partly to monitor developments in the labour market after 2006 and to follow up whether the Government’s policy has had the intended effect.

A follow-up scheme for the labour market situation

In the 2008 Spring Fiscal Policy Bill, the Government referred to three important dimensions with regard to following up the labour market situation. Firstly, the indicators have to describe how many people of working age in the population (15–74 years) are employed and what those who do not work do. Secondly, the indicators have to provide information on how long these people have not worked. This is a matter of, for example, monitoring the development of long-term unemployment. Thirdly, it is important to learn about the way in which people’s labour market status changes. This can be done by following how people change their labour market status, for example, from unemployment to a job, (termed ‘flow’).

For a year now, cooperation has been underway between Statistics Sweden and the Government Offices, aimed at further developing the statistics and statistical reports on the above-mentioned dimensions and other areas. As these indicators become available, they will be published on Statistics Sweden’s website, starting in autumn 2008.

Statistics Sweden Labour Force Surveys

The Labour Force Surveys (LFS) of Statistics Sweden are the most important statistical source for monitoring the labour market situation. There are many reasons for this.

Firstly, the LFS are the only statistical source providing a description of the labour market situation of the entire working age population (i.e. people between the ages of 15 and 74 years). Using the LFS it is also possible to estimate how many hours are worked in the economy and how many people have contributed to these hours.

This is valuable, particularly since the purpose of the Government’s policy is not only to sustainably increase the number of people in employment but also to permanently increase the number of hours worked among those who work.

Secondly, the LFS are conducted every month and thus provide information on the labour market that is virtually up to date several times a year.

Thirdly, the LFS have existed for many years and international guidelines have been drawn up for definitions of the various phenomena. This enables comparisons to be made both over time and between countries.

To obtain a comprehensive picture of the labour market situation, however, it is important to supplement the LFS with other statistical sources. These involve, for example, the number of people receiving benefits from the various social security systems and the duration of these benefits. They also involve indicators showing the development of matching between job vacancies and job-seekers and various cyclically adjusted measures of employment and unemployment, for example. Development work in this field is currently being undertaken at the Government Offices. In addition, indicators following the job-seeking activities of job-seekers and describing the development of various labour market policy programmes and other measures are also of significance. It is, for example, important to know whether the measures have reached the level and extent considered necessary by the Government and to obtain an indication of whether they have the intended effect. As an example of this, trends in the number of people with new start jobs are described at the end of this Section.

All in all, these indicators will supplement each other and make it easier to assess the development of sustainable employment. levels. It will also be easier to assess whether these measures have the intended effect or whether they need to be strengthened or change direction. The process of drawing up indicators in the employment policy framework is thus both about producing new indicators and about collecting information that already exists and making it into systematic data on which to base decisions.

The remaining part of this section describes the three dimensions of the follow-up scheme in more detail and ways in which the labour market status of particular groups, such as young people, older people and those born abroad, is to be followed up.

What does the working age population do?

The first dimension of the follow-up scheme is to describe how many people work, and what people who do not work do. A description of this type is important, since it increases the chance of discovering developments that involve unemployed people or people on sick leave quitting the labour force.

Chart 1 shows the categories (labour market status) into which the population is divided according to the Labour Force Survey definitions.(11) A person is counted as employed if, during the week of the survey (the reference week), the person worked at least one hour, works as a self-employed person or has employment that he or she is temporarily absent from that whole week – for example, because of sickness, holiday, parental leave or studies.

Chart 1

Some central concepts of the Labour Force Surveys

Note:

Statistics Sweden also classifies people as “not in the labour force” according to whether the person in question was willing and able to work. People who were willing and able to work are termed latent job-seekers.

In work refers to those who worked at least one hour during the reference week. Among those

(11) For more precise definitions, see Statistics Sweden’s website. The Labour Force Surveys are sample surveys based on a monthly sample of 21 000 people. Using this survey, an estimate is made of how many working age people in the population are employed, and what those people who do not work do.

who work are also those who are temporarily absent part of the week, divided up according to the reason for their absence.(12) A person is unemployed if he or she lacks employment during the reference week, but has looked for a job at some time during the last four weeks and is able to work during the reference week or start a job within 14 days of the end of the reference week. ‘Unemployed’ also includes people who have obtained a job that will begin within a three-month period. People not fulfilling the criteria to be counted as employed or unemployed are counted as not in the labour force. This category can be divided up according to main activity: full-time studies, sick leave, old age or supplementary pension scheme, and other (consisting of, for example, those doing domestic work and people doing military service).

Duration of status

The second dimension of the follow-up scheme consists of monitoring how long people have not had a job. Long periods without work may have major consequences both for the individual and for society as a whole (see further the discussion in Section 1.4). The discussion has traditionally focused on how long people have been unemployed but it is also important, for example to follow the length of sick leave. Even today, the LFS contain information on the length of absence, but this has not been regularly published. Statistics on the length of absence broken down by reason for absence will in future be published together with other indicators in the follow-up scheme.

The flow between different statuses

The third dimension of the follow-up scheme is to provide information on current changes in the labour market. Such information is obtained by monitoring how people change their status in the follow-up scheme, ‘flows’. The LFS show, among other things, the flows to and from the employed, unemployed and not in the labour force categories. In August 2008, Statistics Sweden was instructed by the Government to present proposals on how flow statistics can be developed so that the flows to and from in work, absent the whole week by cause of absence, unemployed and not in the work force by main activity will be possible to monitor (Dnr A2008/2002/AE).

The follow-up scheme for particular groups

Experience shows that certain groups, such as young people, older people and people born abroad, have a relatively weak foothold in the labour market and are more seriously affected than other groups when conditions deteriorate in the labour market. It is therefore particularly important to monitor these groups. There are, however, lower limits to the size of the groups that current statistics are able to deal with, since the LFS are a sample survey. A study is underway to improve the capacity to monitor different groups using the LFS.

Women work part time to a much greater extent than men, and more women than men also state that they want to increase their working time. People who work, but who want to work more, are termed, in the LFS ‘underemployed’ and are counted as employed people in the statistics. Development work is underway to increase the information we have on this group. This involves, for example, the LFS including information on how long people are underemployed.

Historical comparisons are currently difficult

The Labour Force Surveys were changed in April 2005 so as to better harmonise with labour force surveys in other EU countries. One of the most important changes involved the measure for unemployment. After the change, people who lack work but who could work and have actively sought work during the reference week are counted as unemployed. Previously, it was also required that the person in question was willing to work, which was introduced in a reform in 1987.

Even after the reform of 2005, certain differences remained between the definition of unemployment used in Sweden and that of other countries, which made international comparisons difficult. In October 2007 the Government therefore changed the official definition of unemployment, so that it is now compatible with internationally accepted guidelines. This means that full-time students who are seeking work are now counted as unemployed and therefore as belonging to the labour force.

(12) Development work is underway to describe this group in more detail. This involves describing how long people are absent from work during part of the week (for example, part-time sick leave), etc.

A further change implemented in October 2007 was that the LFS now describe the population between the ages of 15 and 74 years, instead of the previous age group, 16-64 years. This change is also an adjustment to the international guidelines.

Statistics complying with the international definitions are currently only available from April 2005. There are, however, some comparable statistics from 1993 for the 16–64 age group. To be able to report the statistics for a longer period, statistics for the 16–64 age group are sometimes used in this Section.

A follow-up of the labour market situation

In the subsequent follow-up of the labour market situation, indicators describing the numbers of people who work and what those who do not work do will primarily be presented, i.e. account will mainly be given of the first dimension of the follow-up scheme.

When it comes to the second dimension, i.e., how long people have not worked, historical comparisons are currently problematic and therefore this dimension is described only summarily. It is currently not possible to illustrate the third dimension, which describes how people move between the labour market statuses in work, absent, unemployed and not in the labour force, broken down by main activity (see above).

The structure of the Section is as follows. The portion of the population that participates in the labour force, i.e., the numbers of people who are employed and what the rest of the labour force does, is described first (see chart 1). This is followed by a description of the part of the population that is not in the labour force.

A description of the labour force

Figure 1 shows the labour force participation rate, the employment rate and the proportion of the population aged 16–64 who are in work. Between 1993 and 2000, the labour force participation rate declined, from just under 82 per cent to 80 per cent. The labour force participation rate then remained stable at more or less this level until 2006, when a slight increase can be noted. In July 2008, the participation rate was 81 per cent, when account is taken of seasonal variations. An increase in the labour force participation rate by 1 percentage point means that the size of the labour force increases by some 60 000 people.

The employment rate, i.e., the number of employed people in relation to the population, varies with the economic situation, but a certain trend increase can be seen in figure 1. The latter may be explained by the fact that the labour market has gradually recovered from the crisis at the beginning of the 1990s. (Section 1.4 describes why the recovery from crisis years has taken time.) In recent years, the employment rate has increased and in 2007 it was 75.6 per cent of those aged 16–64.

Figure 1. Labour force participation rate, the employment rate and the proportion of people in work, 16–64 years Proportion of the population.

Per cent

Note: Seasonally adjusted data, three month moving average.

Source: Statistics Sweden.

Parallel to the employment rate, a trend increase in the proportion of people working in the population can be seen, and this proportion varies over the business cycle. A relatively large increase in the proportion of people in work can be seen since 2006. This is primarily due to a reduction in sickness absence in recent years.

Figure 2. The number of employed people (left scale) and the number of people on sick leave (right scale), thousands, 16–64 years

Thousands

Note: Seasonally adjusted data, three month moving average.

Source: Statistics Sweden.

Figure 2 shows the number of people who are employed (left scale) and the number of employed people who are temporarily absent from their jobs because of sickness (right scale). It can be seen from the figure that there was a clear co-variation between the number of people who were on sick leave and the number of employed people until about 2006. This co-variation meant that sickness absence increased when employment rates increased. This is a variation that is unusual in other countries and it has been difficult to find evidence showing that any obvious health reason explains the co-variation.

Since 2006, however, the employment rate has increased while sickness absence has decreased. This indicates that sickness absence is now declining to a lower level, in a long-term perspective.

Figure 3. Number of people on sick leave, by length of leave, 15–74 years, quarterly

Thousands

Source: Statistics Sweden.

A further indication of structural changes in sickness absence is given in figure 3 (note that the figure refers to 15–74 year-olds). It can be seen from the figure that it is primarily longer sickness absences that have declined. There are signs of a reduction in the duration of sick leaves. Unfortunately, there are no comparable figures for the period prior to 2005, which makes it difficult to distinguish between structural effects and those that are the effects of the business cycle.

During the 2nd quarter of 2008, some 20 000 people were absent between 13 and 51 weeks, and some 23 000 people had been absent for one year or more. This is a considerable proportion of the total number of people who were absent due to sickness, which was 113 000 people in spring 2008.

Statistics on the length of absence are not regularly published by the LFS at present. In the long term, this information will be included in the follow-up scheme and regularly published on Statistics Sweden’s website.

Figure 4. Relative unemployment, 16–64 years, proportion of the labour force

Per cent

Note: Seasonally adjusted data, three month moving average.

Source: Statistics Sweden.

Figure 4 shows how relative unemployment has developed under the new definition, where full-time students who are looking for a job are counted as unemployed people. During the crisis years, unemployment rose to almost 12 per cent, falling back somewhat in the subsequent years. In 1997, relative unemployment peaked, when after having risen again it exceeded 12 per cent. One of the reasons for the sharp decrease in unemployment over the period 1998–2000 was that the labour market was recovering from the crisis, but it was also due to many unemployed people participating in labour market policy programmes and thus not being counted as unemployed in the LFS, but as employed or outside the labour force. Another factor explaining why unemployment declined at the end of the 1990s were the major educational initiatives (such as the Adult Education Initiative) which led to unemployed people leaving the labour force. The proportion of the population who were full-time students and outside the labour force increased in the second half of the 1990s as can also be seen in figure 5. However, it should be noted that unemployment in figure 4 and the number of full-time students in figure 5 are shown using the new definition of unemployment, i.e., full-time students seeking work are counted as unemployed throughout their period of studies.

In 2001, unemployment reached its lowest level of about 5.8 per cent, to increase once again after that. Since 2006, a decline in unemployment can be seen once again. Today, unemployment is practically at the same level as its lowest figure in 2001.

Because of the changes in the LFS in 2005 and 2007, it is difficult at present to follow the development of long-term unemployment over a longer period. This will therefore not be discussed in this appendix-

Main activity for people who are not in the labour force

To understand developments in the labour market, it is also important to monitor what people who are not participating in the labour force are doing. A trend entailing, for example, an increasing proportion of the working age population leaving the work force for sickness benefit (sickness and activity compensation) or to take early retirement (old age or supplementary pension schemes) is negative, since it reduces the possibilities of sustainably raising employment rates.

Figure 5 describes the main activity(13) for people not in the labour force as a proportion of the population. It can be seen in the figure that the proportion of people who are sick has increased by just under 70 per cent. In 1993, some 4 per cent of the population not in the labour force were sick. By 2008, this proportion had risen to 7 per cent. But this trend seems to have levelled off after 2006. The development of the proportion of the population who are not in the labour force and are sick is in line with the development of the number of people receiving sickness and activity compensation, which has also shown a trend increase over a considerable period (see the discussion in Section 1.4).

Figure 5 also shows that the proportion of students in the population increased at the end of the 1990s. This was partly as a result of what was known as the Adult Education Initiative, which was an educational initiative targeted partly at the unemployed, starting in 1997 and continuing for five years.

(13) The individual’s main activity is partly determined by the response to a question concerning self-image. The person interviewed must determine how he/she regards him/herself, if no previous response in the interview has given a clear answer.

Figure 5. Main activity of people not in the labour force 16–64 years

Proportion of the population, per cent

Note: Seasonally adjusted data, three month moving average.

Source: Statistics Sweden.

The number of hours worked as a summary measure

The above section has described the development of the labour market by describing how many people are working, and what those who do not work do. A further aspect is to monitor the development of hours worked in the economy. This is of special interest since the number of hours worked directly determines the total production of goods and services.

By, for example, comparing average numbers of hours worked per working person with the average number of hours worked per working age person in the population, information is obtained about how many people contribute to the total number of hours. If there is a great difference between these two groups, it means that one part of the population is working relatively hard, whereas the other part is not working at all.

Figure 6. Average number of hours worked per week, for people in the population and people counted as being in work, 16–64 years

Note: Seasonally adjusted data, three month moving average.

Source: Statistics Sweden.

Figure 6 describes the development of the average number of hours worked per person in the population aged 16–64 since 1993 and the average number of hours worked per working person. It is clear from the figure that the number of hours worked per working person amounted to some 37 hours a week throughout the period studied. It can also be seen from the figure that the number of hours worked per person in the population has varied somewhat, depending on the business cycle and that it has increased in recent years. In spring 2008, the average number of hours worked per person in the population was just under 24 hours a week. The relatively large increase in the number of hours in spring 2008 is partially due to the dates of public holidays (and whether they were at weekends that would have been a non-working day anyway). The reason why the number of hours worked in the population varies more than the number of hours worked for those working is that the business cycle primarily affects the number of people who are employed and are in work. Adjustment to new demand conditions takes place primarily through changes in employment rates.

Developments in particular groups

At present, it is difficult to describe the follow-up scheme for groups with special problems in the labour market. The reason is that the LFS are sample surveys and statistical uncertainties tend to be too great when the group studied becomes smaller in size. The report will therefore only refer to the labour market situation in 2007 and changes between 2006 and 2007 in the dimensions where this is possible. Development work between Statistics Sweden and the Government Offices is underway to improve the ability of the LFS to describe particular groups separately.

Table 1 describes the labour market situation for young people between the ages of 15 and 24, older people aged 55–74 and people born abroad, aged 15–74. The situation of these groups is compared with the labour market situation for the entire population aged 15–74.

All these groups have a considerably less favourable labour market situation than that of the working age population as a whole.

For young people, high unemployment is a particular problem. In 2007, youth unemployment was more than three times higher than for the population as a whole. It is also high in an international comparison. Long-term unemployment is lower among young people than among the population as a whole, but repeated unemployment periods on the other hand are common among young people. Low rates of participation in the labour force are naturally due to the fact that young people study.

For older people, it is the low employment rate that is a particular problem. This is primarily due to the fact that older people tend to leave the labour market before they are 65, and to transfer to an occupational pension or to sickness and activity compensation. Unemployment is relatively low among older people but those who are affected often risk ending up in long-term unemployment.

For people born abroad, their relatively low labour force participation and high unemployment are both major problems. Long-term unemployment is also relatively high in this group. In Sweden people born abroad have a less favourable labour market situation than do foreign-born people in many other countries. However, it is difficult to draw conclusions from this. Foreign-born people are in a comparatively better situation in countries where immigration from former colonies is common or in countries where labour immigration is common. In Sweden, immigration in recent years has primarily consisted of refugee immigration and immigration of family members. In a comparison with other countries that also have a large proportion of refugee immigration, the labour market situation in Sweden for people born abroad appears to be relatively good. It is, however, extremely important to improve the situation of people born abroad.

Table 1. Groups with relatively weak links to the labour market, by labour force category, 2007

Per cent

	Young people (15–24 years)	Older people (55-74 years)	Foreign- born (15– 75 years)	Entire population (15–74 years)
Group’s proportion of population	17	30	15	—
Participation in labour force	52	49	65	71
Employment rate	42	47	57	67
Proportion of population in work	38	39	48	56
Proportion of absence among employed people	10	16	16	16
Relative unemployment	19.2	3.6	11.9	6.1
Proportion not in the labour force	48	51	35	29

Source: Statistics Sweden.

Table 2 shows the development of the labour market situation of the different groups between 2006 and 2007. This is of special interest since several of the Government’s reforms have been aimed at sustainably increasing employment in these groups. It can be seen in the table that young people and people born abroad have increased their participation in the labour force more than the population as a whole ( by 1.0 and 0.4 percentage points compared with 0.3 percentage points for the population as a whole). The same applies to these groups’ employment rates and unemployment. Developments have been particularly favourable for young people. The labour market situation of older people has also developed in a positive direction; employment rates have increased and unemployment has declined. However, the labour market situation of older people has not developed as positively as that of the population as a whole.

Table 2. Change in the labour market situation between 2006 and 2007 for different groups

Percentage points where no other unit is given

	Young people (15-24 years)	Older people (55–74 years)	Foreign- born (15– 75 years)	Entire population (15–74 years)
Population increase in group (per cent)	3.0	1.4	4.0	1.1
Participation in labour force	1.0	0.0	0.4	0.3
Employment rate	2.0	0.3	1.1	0.9
Proportion of population in work	2.1	0.5	1.4	1.3
Proportion of absence among employed people	-0.7	-0.3	-0.8	-0.5
Relative unemployment	-2.3	-0.4	-1.2	-0.9
Proportion not in the labour force	-1.0	0.0	-0.4	-0.3

Source: Statistics Sweden.

The labour market situation of young people, older people and people born abroad is more sensitive to business cycle fluctuations than the labour market situation of the population as a whole. To monitor whether the measures targeted at these groups have helped to sustainably increase employment, account should be taken of the fact that economic developments have been favourable in recent years. This has been stated by the Swedish Fiscal Policy Council and others. The Council’s analysis of the labour market situation for young people, older people and people born abroad is referred to and discussed in Section 1.4.

Women in part-time jobs

Among people who are employed and in work, there is a group that does not work to the extent that they would wish. This group is termed ‘underemployed’ in the Labour Force Surveys. It is one way of measuring part-time unemployment.

Figure 7 shows the proportion of women and men who state that they are underemployed. It can be seen in the figure that the proportion of underemployed women relative to the labour force declined until the beginning of the 21st century. The proportion of underemployed women has subsequently remained relatively stable, at around 7.5 per cent. The proportion of underemployed men, relative to the labour force, has increased in the last four years, but is still considerably lower than that of women.

Figure 7. Proportion of underemployed people relative to the labour force. Men and women in the 16–64 age group

Per cent

Note: Seasonally adjusted data, three month moving average.

Source: Statistics Sweden.

Section 1.4 describes how the number of people who are registered at the Swedish Public Employment Service as unemployed part-time or as hourly paid employees has declined considerably in recent years. A corresponding reduction in the proportion of underemployed can thus not be found.

Other indicators

In the above sections, the labour market situation according to the LFS was illustrated using the follow-up scheme for the labour market situation of all people of working age in the dimensions possible today. As has already been pointed out, it is important to supplement the follow-up scheme with other indicators. Taken as a whole, the follow-up scheme and other indicators help to make it easier to assess whether the measures aimed at increasing sustainable employment are having the desired effect or need to be strengthened or to change direction.

Three examples of such indicators are given below, i.e. the development of the number of people receiving sickness benefits or sickness and activity compensation, the number of people with new start jobs, and job-seeking activities among those who are registered at the Swedish Public Employment Service.

The number of people receiving sickness benefit and sickness and activity compensation

The above follow up of the labour market situation using the LFS shows that sickness absences have declined and that one of the reasons for this is that the number of people with long absences due to sickness has declined quite considerably. This development may be compared with the development in the number of people receiving sickness and rehabilitation benefits and sickness and activity compensation. (14)

Table 3 shows the total number of benefit recipients in May 2007, broken down by whether they received sickness benefit or sickness and activity compensation full- or part-time and whether they received benefits for more or less than one year.

The table shows that 737 000 people were receiving benefits in May 2007. Of these, 512 000 were receiving benefits full-time and 225 000 part-time (the top row in the table).

Table 3. Number of people receiving sickness benefit or sickness and activity compensation, by period of benefit, May 2007 (change from May 2006 is given in parentheses as a percentage).

	Total	of which full- time	of which part- time
Number of benefit recipients	737 000	512 000	225 000
	(-3.0)	(-2.8)	(-3.5)
who have received benefits for one year or more	625 000	443 000	183 000
	(-1.9)	(-1.6)	(-2.6)
who have received benefits for less than one year	111 000	69 000	42 000
	(-8.8)	(-9.8)	(-7.1)

Note: ‘Part-time’ refers to less than 100 per cent of full-time. The majority of those receiving benefits part-time receive half-time benefits.

Sources: Swedish Social Insurance Agency, Ministry of Health and Welfare

The table also shows that the majority of the benefit recipients have received full-time benefits for at least one year. This group represents around 60 per cent of the total number of benefit recipients. Expressed as a proportion of the working age population (16–64 years), this corresponds to 7.5 per cent.

We can also see how the number of people receiving sickness benefit or sickness and activity compensation has changed from May 2006 until May 2007. These figures are given in parentheses in the table. The reduction was largest among those who had received benefits for less than one year. But the number of people receiving benefits for more than one year has also declined.

In the work of drawing up the framework, development efforts are underway with Statistics Sweden, aimed at improving statistics on the number of people receiving benefits from social security systems when they are unemployed or sick. In the long term, these statistics are intended to provide information on how many people receive benefits of different types and on how long they have been doing so. Such statistics provide reliable information about developments in the labour market. At the same time, it is important to remember that groups that are relatively weakly linked to the labour market (such as young people) are entitled to unemployment benefits to a lesser extent than other groups.

New start jobs continue to increase

One of the most important measures taken to increase demand for people who are particularly detached from the labour market is the new start job. The purpose of new start jobs is that they should give the people concerned the working experience, references and contact networks that they need to establish permanent links to the labour market. It is still too early to evaluate whether new start jobs lead to this result. The description below therefore primarily focuses on the development of the number of people who have obtained new start jobs and whether new start jobs are reaching the right target group.

The new start jobs were introduced on 1 January 2007 and provide tax relief equivalent to the full employer’s social security contribution for people who have been unemployed for more than one year, have participated in labour market policy programmes, have had sheltered employment at Samhall or have been receiving sickness or rehabilitation benefit or sickness or activity compensation. On 1 January 2008, new start jobs were strengthened in several respects. It then became possible to obtain a new start job in the public sector as well. A special new start job (well-again job) was also introduced, which

(14) The latter data have been obtained from the Swedish Social Insurance Agency.

means that the employer receives larger tax relief for employees who have received sickness or rehabilitation benefits or sickness and activity compensation full-time for at least one year. Finally, the new start jobs were expanded to also include people who have been registered as part-time unemployed at the Swedish Public Employment Service for at least two years, on condition that the new start job means employment equivalent to the full labour capacity of the person in question. New start jobs for part-time unemployed people are a temporary measure, aimed at facilitating the transition from part-time to full-time work.

Figure 8 shows the development of the number of people who have new start and well-again jobs since January 2007. In July 2008, the number of people with new start jobs was 16 700 people.

Swedish Public Employment Service statistics show that new start jobs are being used by groups with weak links to the labour market. For those who had a new start job at the end of June 2008, the average time during which they had been registered at the Swedish Public Employment Service was more than three years. One third of the people obtaining new start jobs were people born abroad, just over 16 per cent had a disability leading to reduced work capacity and 7 per cent were under the age of 25. New start jobs for women are less common than for men. This may change since new start jobs have also included the public sector since the beginning of 2008.

From the beginning in 2007 and until the end of June 2008, just under 12 000 people have left a new start job. Almost one third have obtained a job without support directly after the conclusion of the new start job, while half have returned to unemployment. The others have entered the job and development guarantee system or are no longer on the registers of the Swedish Public Employment Service for other reasons.

Figure 8. Number of people remaining with new start jobs at the end of the month

Source: Swedish Public Employment Service

How have job-seeking activities developed?

The purpose of several reforms has been to help increase job-seeking activities and by doing so, increase people’s chances of obtaining a job. Examples of these are the reforms of the unemployment insurance system and the reorganisation of labour market policy. It is therefore of particular interest to monitor the job-seeking activities of unemployed people.

The Swedish Public Employment Service notes that job-seeking activities have increased in 2007 and 2008, through job-seekers devoting more hours a week to looking for a job;(see figure 9). This indicates that the reforms implemented in the unemployment insurance system have helped to increase job-seeking activities but the development may also be explained by the improved economic situation, since it is common for job-seeking activities to increase when there are more jobs to look for. Unfortunately the statistics shown in figure 9 are not available for a longer period, and it is therefore not possible to compare search activities in this economic upturn with search activities in previous upturns.

Figure 9. Number of hours devoted to seeking work in the last week, average per quarter, 2004-2008

Source: Swedish Public Employment Service

Summary

Unlike the previous target for open unemployment, the concept of exclusion aims at illustrating the fact that considerably more people than those who are counted as unemployed may have labour market-related problems. There are, for example, many people on sick leave who could work if they were able to change their working duties or employers. Experience shows that older unemployed people risk ending up in long-term unemployment. The fact that older people who become unemployed choose an occupational pension instead may thus be a means of avoiding long-term unemployment. It was also possible to fulfil the previous target for unemployment by letting unemployed people start labour market policy programmes or training.

The conclusion drawn from the above aspects of the labour market and from the statistics, is that it is not appropriate to follow up the labour market situation and policy using single indicators for, e.g. the development of unemployment or employment (see also the discussion in section 1.4). Instead, it is necessary to illustrate the situation with a broad range of indicators describing the situation for the entire working age population, as described in this section. It naturally becomes more complicated to monitor whether the policy is having the intended effects, but a broad approach has considerably more potential to identify important problems in the labour market and to monitor whether the policy is leading to sustainable higher employment.

This section has also aimed at describing developments in the labour market in recent years. The conclusion is that the labour market has developed in a very positive direction. Employment rates are higher and the number of people in work has increased. Absence due to sickness and unemployment has declined, while participation in the labour force has increased. The proportion of people who are sick and not in the labour force is no longer increasing as rapidly. Positive developments have also included young people, older people and people born abroad. Developments have been especially favourable for young people.

In addition to this, there has been a reduction in the number of people receiving sickness and rehabilitation benefits and those receiving sickness and activity compensation. The greatest reduction is among those who have been receiving benefits for less than one year, but the number of people receiving benefits for more than one year has also decreased.

New start jobs continue to expand and are giving people who are particularly detached from the labour market the chance to gain work experience, references and the contact network necessary for them to establish permanent links to the labour market.

There are now several indications that the labour market situation is in the process of deteriorating. The Government will therefore carefully monitor developments and will be prepared for a possible need for further measures to encourage demand for people who are particularly detached from the labour market.

Appendix 2

Calculation assumptions

This appendix sets out how the long-term effects of the reform of unemployment and sickness insurance and of the introduction of the in-work tax credits and measures in labour market policy have been quantified. (15)

The in-work tax credits

To increase the incentives to work the Government has introduced an in-work tax credit in two stages. This Bill proposes a third stage and an increase of the lower threshold for the payment of state income tax. This tax relief has made it more worthwhile both to start working and to work more hours, see the in-depth box in section 1.6.1.

The total effect of the three stages of the in-work tax credit and the reduction of state tax is both lower average tax and lower marginal tax. This has been achieved by three main measures. First, the exemption ceiling has been raised, which means that it is now possible to earn more than before without paying tax (area 1 in Figure 1). Second, marginal tax has been reduced for most wage earners, i.e. they are able to keep more of a wage increase (area 2 in Figure 1). Third, an increase in the threshold for state income tax is being proposed, enabling many people to earn more without having to pay state income tax (area 3 in Figure 1).

Figure 1 Marginal tax before and after in-work tax credits and higher threshold for state tax

Per cent

Source: Ministry of Finance.

The Government has estimated the long-term effects of the various stages of the in-work tax credit and the reduction of state tax using a microsimulation mode1. (16) The model can be used to simulate the behaviour of individuals in different situations when tax relief on work is introduced. This provides input for quantifying effects on employment, hours worked and GDP. In all, the in-work tax credits and the reduction of state income tax are expected to lead in the long term to an increase of 1.6 per cent in the number of people in employment, 2.4 per cent in the number of hours worked and 1.9 per cent in GDP. (17)

The cost of the three stages of the in-work tax credit and the reduction of state tax amounts to 2.1 per cent of GDP, i.e. SEK 66 billion. Because the reforms are expected to increase GDP, public finances will also be strengthened by the equivalent of 0.8–1.1 per cent of GDP. This means that the reforms are self-financing to some extent. The level of self-financing is calculated as between 40 and 50 per cent of the cost of the reforms.

(15) In autumn 2009 the material for the calculations will be published in a forthcoming series of reports from the Ministry of Finance. This complies with wishes expressed by the Swedish Fiscal Policy Council and the Swedish National Audit Office for greater transparency in reporting these matters.

(16) The model contains detailed rules for taxes and transfers as well as actual data about income, taxes, etc. for a representative sample of the population. In addition, the model contains a number of behavioural equations describing how people value work in relation to leisure, etc.

(17) Extenal analysts, such as the National Institute of Economic Research, the Centre for Business and Policy Studies, the Swedish Trade Union Confederation and the Swedish Fiscal Policy Council, have made estimates of the first two stages of the in-work tax credit relating to its employment effects and effects on hours worked that agree well with the Government’s assessment of them.

Unemployment insurance

During this term in office the Government has implemented several changes to unemployment insurance to make it more fit for the purpose and to increase employment. The major reforms implemented and expected effects are described below.

Research shows that the outflow from unemployment increases when benefit levels are reduced. The higher ceiling during the first 100 benefit days has been abolished and a gradual reduction of the benefit level has also been introduced. Indeed, outcome statistics now show that search activity among the unemployed has increased, which can be assumed to be at least partly related to the lower benefit levels.

Self-financing of unemployment insurance has increased and a link has been introduced between membership contributions and unemployment in each unemployment insurance fund. The differentiation of membership contributions is expected to improve the functioning of wage formation, while the higher contributions, which are only paid by people in employment, result in a slight increase in thresholds for entry to the labour market. In all, the above-mentioned reforms of unemployment insurance are expected to lead to increased employment, mainly due to the lower benefit levels and the differentiation of membership contributions.

Benefit for part-time unemployment can strengthen the individual’s link to the labour market, thereby increasing the number of people in the labour force. But part-time top-up benefit can also contribute to people staying permanently in part-time employment. There is also a risk of over-use of these regulations. In the 2008 Budget Bill the Government proposed limiting the right to unemployment benefit for part-time workers to 75 days in order to increase the insurance element of the scheme. It is difficult to quantify with any great degree of precision the effect of this measure on hours worked and GDP. For the time being the Government is following the calculation assumption that this measure does not have any effect on these quantities. (18) This can be justified by prudence, for example.

The increased number of days in the qualifying period for unemployment insurance is intended to strengthen the incentives for people in employment to change jobs without an intervening period of unemployment. More qualifying days in unemployment insurance means that the total compensation decreases, which is expected to increase employment.

The Government has also implemented other changes in unemployment insurance that are intended to strengthen the incentives to work. (19) As there are no empirical studies of these types of measures, it is difficult to quantity their effects, but they are likely to be small. However, they may contribute to ‘synergy effects’ of interactive reforms.

The Government’s assessment is that in the long term the changes in unemployment insurance will increase employment by 0.3 per cent, the number of hours worked by 0.4 per cent and GDP by 0.2 per cent. This estimate is to be seen as a lower limit.

Labour market policy

The reform of unemployment insurance is part of the Government’s new labour market policy. Other parts include more effective matching of job-seekers and job vacancies and more focus on the people who are particularly detached from the labour market.

The National Labour Market Board and the county labour boards were wound up on 1 January 2008, when the Swedish Public Employment Service was set up as a new integrated government agency. The purpose of the reorganisation is to establish more effective, uniform and legally secure operations. The Public Employment Service has been given a clearer mandate to prioritise matching and has been organised on the basis of natural geographical labour market areas. More use of complementary actors will also help to increase and diversify the range of employment services available, which ought to improve matching and the service for the unemployed.

(18) In this context it is worth noting that a person who moves from part-time work to full-time work will not affect employment since he/she has been counted as employed in the statistics from the outset. This also  means that employment will decrease as soon as a person working part-time today becomes full-time unemployed instead. The Government’s assessment is that this scenario is not unlikely, so employment can be expected to decrease slightly.

(19) The work condition has been tightened up, the study condition removed, the right to unemployment benefit during breaks in studies removed, the time exemption for unemployment benefit reduced and the grounds for calculating the size of benefits have been altered.

In order to stimulate demand for people who have particular difficulty in establishing themselves on the labour market, the Government has taken measures that reduce employers’ employment costs. These measures include new start jobs, well again jobs, step-in jobs and lower employers’ social security contributions for young people. Moreover, the labour market policy programmes have been reformed, which means that in principle all programme resources are being targeted on the people who are most detached from the labour market. This is being done by investing in the job and development guarantee and the job guarantee for young people.

In all, the reforms that are intended to improve matching and that stimulate demand for people who are very detached from the labour market are expected to increase employment by 0.4 per cent, hours worked by 0.7 per cent and GDP by 0.5 per cent.

Sickness insurance

In the 2008 Budget Bill the Government proposed a comprehensive reform of sickness insurance in order to increase employment and reduce the high rates of ill health. The major reforms implemented and the expected effects are described below.

One of the central reforms was the introduction of fixed time limits both for how long sickness benefit is payable and for the examination of the right to rehabilitation. The Government’s assessment is that the new time limits in sickness insurance lead to earlier action in a sickness case both by the individual concerned and by the other actors in the sick leave process such as the employer, the Swedish Social Insurance Agency and the doctor. In the long term this can be expected to lead to shorter sickness cases and an overall reduction in sickness absence.

Several research studies using Swedish data have shown that lower benefit levels reduce sickness absence. The sensitivity to changes in benefit levels is most pronounced at the beginning of a sickness case and declines gradually the longer the sickness case lasts. The lower payment level in the transition from sickness benefit to extended sickness benefit can therefore be expected to have a limited direct effect on employment. However, the effect may be amplified as the right to compensation is examined between sickness benefit and extended sickness benefit. A certain effect may also arise because the level of compensation falls when income for sickness benefit purposes is to be based on historical income levels.

The sickness insurance package also contains other reforms that may eventually reduce sickness absence and increase employment. One example is a more consistent examination of the right to both sickness benefit and sickness and activity compensation. Other examples are the expansion of occupational health services, the rehabilitation guarantee, well again jobs and measures to stimulate people receiving sickness and activity compensation to return to work. However, the effects of these reforms are hard to assess on account of the lack of research or other knowledge along with uncertainty about the final shape of the package before the reforms have been fully implemented.

The sharp decrease in sickness absence in the past year indicates that the reforms have already had an effect even though several reforms have come into force recently or will soon come into force. The reason is that individuals modify their behaviour as soon as the reforms are announced.

In a cautious assessment of the long-term effects of the reforms of sickness insurance, it is assumed that employment will increase by 0.3 per cent, hours worked by 0.8 per cent and GDP by 0.7 per cent. The calculations can be viewed as a lower limit for the effects. One reason is that certain reforms may reinforce one another. In addition, certain effects have been set at zero in the calculations. There may turn out to be positive effects in these cases.

Summary

Central government budget

Central government budget expenditure (SEK billion)

		Outcome	Forecast	Estimated
Expenditure area		2007	2008	2009

1	Governance	10.6	10.9	12.4
2	Economy and financial administration	11.2	11.5	11.9
3	Taxes, customs and enforcement	9.7	9.3	9.5
4	Justice	30.6	32.1	32.6
5	International cooperation	1.6	1.7	1.6
6	Defence and contingency measures	46.5	43.3	44.7
7	International development cooperation	25.4	27.8	30.1
8	Migration	5.3	6.3	5.9
9	Health and medical care, social services	46.7	50.5	54.8
10	Financial security for the sick and disabled	119.5	116.7	113.9
11	Financial security for the elderly	43.7	42.7	42.5
12	Financial security for families and children	64.9	66.4	68.5
13	Integration and gender equality	4.2	5.4	5.5
14	Labour market and working life	54.9	50.1	55.9
15	Financial support for students	19.3	19.1	21.5
16	Education and academic research	42.2	44.9	50.2
17	Culture. media, religious communities, leisure activities	10.1	10.0	10.3
18	Planning, housing provision, construction and consumer policy	2.4	2.2	1.7
19	Regional growth	2.9	3.4	3.5
20	General environmental protection and nature conservation	4.3	4.8	5.3
21	Energy	2.2	2.7	2.8
22	Transports and communications	44.3	61.0	40.2
23	Agriculture, forestry. fisheries etc	15.5	16.7	17.6
24	Industry and trade	4.3	4.9	5.2
25	General grants to local government	73.0	64.8	67.0
26	Interest on central government debt, etc.	47.3	42.8	33.9
27	The contribution to the European Community	26.6	29.1	19.9
	Reduction of appropriation balances			-2.4
	Total, all expenditure areas	769.2	781.0	766.4
	Total excluding interest on central government debt	721.9	738.2	732.6
	Old-age pension system outside the budget	188.2	201.9	220.7
	Expenditure subject to ceiling	910.1	940.1	953.4
	Budgeting margin	27.9	16.9	37.6
	Expenditure ceiling	938,0	957,0	991,0

Central government budget revenue (SEK billion)

	Outcome	Forecast
	2007	2008	2009
Central government tax revenues	815.5	807.6	786.2
Revenue from central government activities	66.5	54.5	47.1
Revenue from sale of property	18.0	80.2	50.0
Loan repayments	2.0	1.9	1.8
Computed revenue(1)	8.2	8.7	8.6
EU grants	13.0	11.1	11.1
Credit payments associated with the tax system(2)	-51.9	-55.8	-67.9
Expenditure in the form of credits to tax accounts	-7.7	-2.4	-0.1
Total revenue	863.7	905.8	836.8

(1) Computed revenue consists of depreciation (e.g. on property), instalments and national pension contributions.

(2) Credit payments consist mainly of VAT compensation to local governments and central government agencies and taxes going to the EU budget.

Central government debt (SEK billion)

	Outcome	Forecast
	2007	2008	2009
Sweden’s central government debt	1 115	992	910
Central government debt (per cent of GDP)	36	31	28
Change in central government debt	-105	-124	-81
Interest on the debt	47	43	34
Interest on the debt (per cent of GDP)	1.5	1.3	1.0

General government sector

General government finances

	Outcome	Forecast
	2007	2008	2009
Net lending SEK billion	108	88	35
Per cent of GDP	3.5	2.8	1.1
Consolidated gross debt SEK billion	1 247	1 132	1 063
Per cent of GDP	40.6	35.5	32.2

General government sector tax revenues (SEK billion)

		Forecast
	Revenue year	2007	2008	2009

Taxes on labour		871.0	909.8	907.5
Direct taxes		481.8	499.6	502.5
Local tax		478.9	505.7	526.0
State tax		43.9	47.9	43.8
Basic pension contributions		81.0	85.6	89.3
Tax reductions etc.		-122.1	-139.7	-156.6
Non-resident entertainers’ tax etc.		0.1	0.1	0.1
Indirect taxes		389.2	410.2	405.0
Employers’ social insurance contribution		382.0	407.3	410.0
State contribution for self-employed persons (1)		11.4	12.2	12.3
Special employers’ contributions (2)		29.4	29.5	32.3
Tax abatements (3)		-10.6	-14.1	-23.9
Occupational group life insurance etc.		0.9	1.0	1.0
Contributions to the premium pension system		-23.9	-25.7	-26.6
Taxes on capital		204.4	174.0	187.8
Taxes on capital, households		48.6	24.5	26.7
Corporate profits tax		101.0	95.0	106.0
Capital returns tax		13.0	16.1	14.9
Real estate tax		26.1	22.4	24.1
Stamp duty (4)		9.4	9.9	9.9
Wealth tax		0.0	0.0	0.0
Other taxes (5)		6.3	6.1	6.1
Inheritance and gift tax		0.0	0.0	0.0
Taxes on consumer goods and inputs		398.5	431.1	438.2
Value-added tax		284.4	310.7	313.8
Tobacco tax		9.7	10.6	10.5
Tax on spirits		4.2	4.2	4.2
Tax on wine etc.		4.0	4.0	4.1
Tax on beer		2.8	2.9	2.9
Energy tax		38.2	38.7	40.5
Carbon dioxide tax		25.1	26.7	28.3
Other energy and environmental taxes (5)		4.7	5.5	5.5
Road traffic tax		13.1	16.1	16.4
Import duties		5.9	6.2	6.3
Other taxes (6)		6.4	5.5	5.6
Taxes due and other taxes		-1.4	-2.0	-4.1
Taxes due (7)		-7.6	-8.1	-8.4
Other taxes		6.3	6.1	4.4
Total tax revenues		1472.5	1512.9	1529.4
EU taxes		-7.2	-7.6	-7.8
Public sector tax revenues		1465.3	1505.3	1521.6
Local taxes		-478.9	-517.8	-539.7
Contributions to the pension system		-168.9	-178.2	-185.2
Central government tax revenues		815.5	807.6	786.2

(1) The self-employed pay statutory contributions for self-employed persons instead of employers’ social contributions.

(2) Special employers’ contributions are payable on pension provisions, etc.

(3) Employers and the self-employed are eligible in some cases for a lower rate of social contributions.

(4) Stamp duty is payable, inter alia, on the registration of title in connection with purchases of property and recording of mortgages in the land register.

(5) Includes tax on thermal output at nuclear power plants, waste tax etc.

(6) Includes surplus received from Systembolaget AB, AB Svenska Spel, lottery tax and advertisement tax.

(7) Taxes due are taxes that are not paid because of bankruptcy.

The Budget Bill is the Government’s proposal for central government budget revenue and expenditure for the fiscal year 2009. The Government presented the Bill to the Riksdag on 22 September 2008.

This is an off-print of a section of the Bill. The Budget Statement contains guidelines for the Government’s economic policy and a summary of the budgetary priorities. You will also find an overview of central government revenue and expenditure designed to show where the money at the Government’s disposal comes from and what it is used for.

Further copies of this booklet can be ordered at www.sweden.gov.se, by telephone: +46 8 405 10 00 or e-mail: info@finance.ministry.se

Ministry of Finance

Sweden

SE-103 33 Stockholm, telephone +46 8 405 10 00

www.sweden.gov.se